                                                         File No. 811-9170
                                                         File No. 333-31247

             As filed with the Securities and Exchange Commission
                              on January 14, 1998*

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                AMENDMENT NO. 1*

                                       TO

                                    FORM S-6


             FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
                SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                ON FORM N-8B-2

     A.   Exact name of Trust:

          DIAMONDS TRUST, SERIES 1

     B.   Name of Depositor:

          PDR SERVICES CORPORATION

     C.   Complete address of Depositor's principal executive office:

          PDR SERVICES CORPORATION
          c/o AMERICAN STOCK EXCHANGE, INC.
          86 Trinity Place
          New York, New York 10006

     D.   Name and complete address of agent for service:

          James F. Duffy
          PDR SERVICES CORPORATION
          c/o AMERICAN STOCK EXCHANGE, INC.
          86 Trinity Place

          New York, New York 10006
          Copy to:
          Kathleen H. Moriarty
          CARTER, LEDYARD & MILBURN
          2 Wall Street
          New York, New York 10005

     E.   Title and amount of securities being registered:

          An indefinite number of units of Beneficial Interest pursuant to Rule 24f-2 under the Investment Company Act of 1940.

     F. Proposed maximum aggregate offering price to the public of the securities being registered:

          Indefinite pursuant to Rule 24f-2

     G.   Amount of filing fee:

          None required pursuant to Rule 24f-2.

     H.   Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

          // Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

================================================================================

                            DIAMONDS TRUST, SERIES 1

                             Cross Reference Sheet

                            Pursuant to Regulation C
                  Under the Securities Act of 1933, as amended

                  (Form N-8B-2 Items required by Instruction 1
                         as to Prospectus in Form S-6)

Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus
-----------                                     ---------------------

                   I.  Organization and General Information
                     ------------------------------------

 1. (a) Name of Trust....................  Prospectus Front Cover

    (b) Title of securities issued.......  Prospectus Front Cover

 2. Name, address and Internal
    Revenue Service Employer
    Identification Number of
    depositor............................  Sponsor

 3. Name, address and Internal
    Revenue Service Employer
    Identification Number of
    trustee..............................  Trustee

 4. Name, address and Internal
    Revenue Service Employer
    Identification Number
    of principal underwriter.............  *

 5. State of organization of Trust.......  Prospectus Summary - The Trust

 6. (a) Dates of execution and
    termination of Trust
    Agreement............................  Prospectus Summary - The Trust;
                                           Prospectus Summary - Termination
    (b) Dates of execution and
    termination of Trust
    Agreement............................  Same as set forth in 6(a)

 7. Changes of name......................  *

 8. Fiscal Year..........................  *

 9. Material Litigation..................  *

---------------
*Not applicable, answer negative or not required.

                     II.  General Description of the Trust
                          and Securities of the Trust
                        -------------------------------------

10. (a) Registered or bearer
        securities.......................  Prospectus Summary - The Trust

    (b) Cumulative or distributive.......  Prospectus Summary - Distributions

    (c) Rights of holders as to
        withdrawal or redemption.........  Prospectus Summary - Redemption;
                                           Redemption of DIAMONDS;
                                           Administration of the Trust -
                                           Rights of
                                           Beneficial Owners

    (d) Rights of holders as to
        conversion, transfer, etc........  Prospectus Summary - Redemption;
                                           Administration of the Trust -
                                           Register of Ownership and
                                           Transfer; - Rights of Beneficial
                                           Owners; Redemption

    (e) Lapses or defaults in
        principal payments with
        respect to periodic payment
        plan certificates................  *

    (f) Voting rights....................  Administration of the Trust - Voting

    (g) Notice to holders as to
        change in:

        (1)  Composition of Trust
             assets......................  *

        (2)  Terms and conditions
             of Trust's securities.......  Administration of the Trust -
                                           Amendment

        (3)  Provisions of Trust
             Agreement...................  Same as set forth in 10(g)(2)

        (4)  Identity of depositor
             and trustee.................  Resignation, Removal and Liability -
                                           The Trustee; - The Sponsor

-----------------------
*Not applicable, answer negative or not required.

        (h)  Consent of holders
             required to change:

        (1)  Composition of Trust
             assets......................  *

        (2)  Terms and conditions
             of Trust's securities.......  Administration of the Trust -
                                           Amendment

        (3)  Provisions of Trust
             Agreement...................  Same as set forth in 10(h)(2)

        (4)  Identity of depositor
             and trustee.................  Resignation, Removal and Liability -
                                           The Sponsor; - The Trustee
    (i)      Other principal
             features of the securities..  Prospectus Summary - The Trust

11. Type of securities
    comprising units.....................  The Prospectus - Front Cover;
                                           Prospectus Summary - The
                                           Trust; The Portfolio; The DJIA;

12. Certain information regarding
    securities comprising periodic
    payment certificates.................  *

13. (a) Certain information regarding
        loads, fees, expenses
        and charges......................  Prospectus Summary - Redemption;
                                           Expenses of the Trust;
                                           Redemption of DIAMONDS;

    (b) Certain information regarding
        periodic payment plan
        certificates.....................  *

    (c) Certain percentages..............  Same as set forth in 13(a)

    (d) Reasons for certain
        differences in prices............  *

    (e) Certain other loads, fees, or
        charges payable by holders.......  *


---------------------
*Not applicable, answer negative or not required.

    (f) Certain profits receivable
        by depositor, principal
        underwriters, custodian,
        trustee or affiliated
        persons..........................  The Portfolio - Adjustments to the
                                           Portfolio

    (g) Ratio of annual charges and
        deductions to income.............  *

14. Issuance of Trust's securities.......  The Trust - Creation of Creation
                                           Units
15. Receipt and handling of
    payments from purchasers.............  The Trust

16. Acquisition and disposition of
    underlying securities................  The Trust - Creation of Creation
                                           Units; The Portfolio; Administration
                                           of the Trust

17. (a) Withdrawal or redemption by
        holders..........................  Administration of the Trust - Rights
                                           of Beneficial Owners; Redemption
                                           of  DIAMONDS

    (b) Persons entitled or required
        to redeem or repurchase
        securities.......................  Same as set forth in 17(a)

    (c) Cancellation or resale of
        repurchased or redeemed
        securities.......................  Same as set forth in 17(a)

18. (a) Receipt, custody and
        disposition of
        income...........................  Administration of the Trust-
                                           Distributions to Beneficial Owners

    (b) Reinvestment of distributions....  *

    (c) Reserves or special funds........  Same as set forth in 18(a)

    (d) Schedule of distributions........  *


---------------------
*Not applicable, answer negative or not required.

19. Records, accounts and reports........  The DJIA; Distribution of DIAMONDS;
                                           Expenses; Administration of the
                                           Trust- Records; - Distributions to
                                           Beneficial Owners; - Statements to
                                           Beneficial Owners; - Register of
                                           Ownership and Transfer
20. Certain miscellaneous provi-
    sions of Trust Agreement

    (a) Amendments.......................  Administration of the Trust -
                                           Amendment

    (b) Extension or termination.........  Administration of the Trust -
                                           Amendment; - Termination

    (c) Removal or resignation of
        trustee..........................  Resignation, Removal and Liability-
                                           The Trustee

    (d) Successor trustee................  Same as set forth in 20(c)

    (e) Removal or resignation of
        depositor........................  Resignation, Removal and Liability-
                                           The Sponsor

    (f) Successor depositor..............  Same as set forth in 20(e)

21. Loans to security holders............. *

22. Limitations on liabilities...........  Resignation, Removal and Liability -
                                           The Trustee; - The Sponsor

23. Bonding arrangements.................  *

24. Other material provisions of
    Trust Agreement......................  *

                       III.  Organization, Personnel and
                        Affiliated Persons of Depositor
                        -------------------------------

25. Organization of depositor............  Sponsor

26. Fees received by depositor...........  *

---------------------
*Not applicable, answer negative or not required.

27. Business of depositor................  Sponsor

28. Certain information as to
    officials and affiliated
    persons of depositor.................  Sponsor

29. Ownership of voting securities
    of depositor.........................  Sponsor

30. Persons controlling depositor........  *

31. Payments by depositor for
    certain services rendered
    to Trust.............................  *

32. Payments by depositor for
    certain other services
    rendered to Trust....................  *

33. Remuneration of employees of
    depositor for certain
    services rendered to Trust...........  *

34. Compensation of other persons
    for certain services rendered
    to Trust.............................  *


                 IV.  Distribution and Redemption of Securities
                      -----------------------------------------

35. Distribution of Trust's
    securities in states.................  Distribution of DIAMONDS;

36. Suspension of sales of Trust's
    securities...........................  *

37. Denial or revocation of
    authority to distribute..............  *

38. (a) Method of distribution...........  Prospectus Summary - Underwriting;
                                           The Trust - Creation of Creation
                                           Units; Distribution of DIAMONDS

    (b) Underwriting agreements..........  Prospectus Summary - Underwriting;
                                           Distribution of DIAMONDS

    (c) Selling agreements...............  Same as set forth in 38(b)

---------------------
*Not applicable, answer negative or not required.

39. (a) Organization of principal
        underwriter......................  Underwriter

    (b) NASD membership of
        principal underwriter............  Prospectus Summary - Underwriting;
        Underwriter

40. Certain fees received by
    principal underwriters...............  *

41. (a) Business of principal
        underwriters.....................  Prospectus Summary - Underwriting;
                                           Underwriter

    (b) Branch offices of
    principal underwriters...............  *

    (c) Salesmen of principal
    underwriters.........................  *

42. Ownership of Trust's securities
    by certain persons...................  *

43. Certain brokerage commissions
    received by principal
    underwriters.........................  *

44. (a) Method of valuation for
    determining offering price...........  The Portfolio; Valuation

    (b)  Schedule as to components of
    offering price.......................  *

    (c)  Variation in offering
        price to certain persons.........  *

45. Suspension of redemption
    rights...............................  *

46. (a) Certain information
        regarding redemption or
        withdrawal valuation.............  Valuation; Redemption of DIAMONDS

    (b) Schedule as to components
        of redemption price..............  *

---------------------
*Not applicable, answer negative or not required.

47. Maintenance of position in
    underlying securities................  The Trust; The Portfolio;
                                           Distribution of DIAMONDS; Valuation;
                                           Administration of the Trust -
                                           Distribution to Beneficial Owners


              V. Information Concerning the Trustee or Custodian
                -----------------------------------------------

48. Organization and regulation of
    trustee..............................  Trustee

49. Fees and expenses of trustee.........  Expenses of the Trust; Redemptions of
                                           DIAMONDS

50. Trustee's lien.......................  Expenses of the Trust; Redemption of
                                           DIAMONDS



         VI. Information Concerning Insurance of Holders of Securities
           ---------------------------------------------------------

51. (a)    Name and address of
           insurance company.............  *

    (b)    Types of policies.............  *

    (c)    Types of risks insured and
           excluded......................  *

    (d)    Coverage......................  *

    (e)    Beneficiaries.................  *

    (f)    Terms and manner of
           cancellation..................  *

    (g)    Method of determining
           premiums......................  *

    (h)    Aggregate premiums paid.......  *

    (i)    Recipients of premiums........  *

    (j) Other material provisions
        of Trust Agreement relating
        to insurance.....................  *

---------------------
*Not applicable, answer negative or not required.

                           VII. Policy of Registrant
                                --------------------

52. (a) Method of selecting and
        eliminating securities from
        the Trust........................  The Trust - Creation of Creation
                                           Units; The Portfolio; Administration
                                           of the Trust

    (b) Elimination of securities....
        from the Trust...................  *

    (c) Policy of Trust regarding
        substitution and elimina-
        tion of securities...............  Same as set forth in 52(a)

    (d) Description of any other
        fundamental policy of the
        Trust............................  *

53. (a) Taxable status of the Trust......  Tax Status of the Trust

    (b) Qualification of the Trust
        as a regulated investment
        company..........................  Same as set forth in 53(b)


                  VIII. Financial and Statistical Information
                        -------------------------------------

54. Information regarding the
    Trust's last ten fiscal years........  *

55. Certain information regarding
    periodic payment plan certifi-
    cates................................  *

56. Certain information regarding
    periodic payment plan certifi-
    cates................................  *

57. Certain information regarding
    periodic payment plan certifi-
    cates................................  *


---------------------
*Not applicable, answer negative or not required.

58. Certain information regarding
    periodic payment plan certifi-
    cates................................  *

59. Financial statements
    (Instruction 1(c) to Form S-6)......   *




---------------------
*Not applicable, answer negative or not required.

                          Undertaking to File Reports
                          ---------------------------


         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulations of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

PROSPECTUS

                          DIAMONDS(SM) TRUST, SERIES 1

                            A UNIT INVESTMENT TRUST

                            ----------------------

  The DIAMONDS Trust (the "Trust") was formed by PDR Services Corporation, a Delaware corporation (the "Sponsor") and a wholly-owned subsidiary of the American Stock Exchange, Inc. (the "Exchange"), to provide investors with the opportunity to purchase units of beneficial interest in the Trust representing proportionate undivided interests in the portfolio of securities held by the Trust (the "Securities") consisting of all of the component common stocks of the Dow Jones Industrial Average (the "DJIA"SM).* While the investment objective of the Trust is to provide investment results that generally correspond to the price and yield performance of the DJIA, there is no assurance that this investment objective can be achieved. Each unit of fractional undivided interest in the Trust is referred to as a "DIAMONDS Unit". The value of the Securities and, consequently, the value of DIAMONDS, will fluctuate. The minimum number of DIAMONDS that may be created or redeemed at any one time as described below is 50,000, which aggregation is referred to herein as a "Creation Unit".

  DIAMONDS have been accepted for listing on the Exchange subject to official notice of issuance. Once created, DIAMONDS may be traded in the secondary market on a per-DIAMONDS Unit basis, and need not be traded in Creation Unit size aggregations.
                            ----------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ----------------------

                    Prospectus dated January 14, 1998

                         THE DOW INDUSTRIALS(SM)
                         -----------------------
                          D I A M O N D S (SM)
                         -----------------------

Investors are advised to read and retain this Prospectus for future reference.

                            ----------------------

* "Dow Jones Industrial Average"SM, "DJIA"SM, "Dow Jones" SM, "The Dow" SM, "THE DOW INDUSTRIALS" SM, and "DIAMONDS" SM are trademarks and service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by PDR Services Corporation and the American Stock Exchange, Inc. pursuant to a License Agreement with Dow Jones. The Trust, based on the DJIA, is not sponsored, endorsed, sold or promoted by Dow Jones and Dow Jones makes no representation regarding the advisability of investing in the Trust.

                 COPYRIGHT(C) 1997 BY PDR SERVICES CORPORATION

              ESSENTIAL INFORMATION AS OF JANUARY 13, 1998+

Number of DIAMONDS
                                      500,000

Fractional Undivided Interest in
Trust Represented by each DIAMONDS
Unit

                                      1/500,000th

Record Date:
                                      Monthly, commencing with April 21,
                                      1998++

Dividend Payment Dates:
                                      Monthly, commencing in the month of May, 1998++

Trustee's Annual Fee:                 From 11/100 of one percent to 15/100 of
                                      one percent, based on net asset value of the Trust, as the same may be reduced by certain amounts, plus (or minus) the Adjustment Amount.+++

Estimated Ordinary Operating Expenses
of the Trust:                         18/100 of one percent (0.18%) (inclusive
                                      of Trustee's annual fee).+++

Net Asset Value per DIAMONDS Unit
(based on the value of the
Securities, other net assets of the
Trust and number of DIAMONDS
outstanding)

                                      $77.32

Evaluation Time:                      Closing time of the regular trading
                                      session on the New York Stock Exchange,
                                      Inc. (ordinarily 4:00 p.m. New York
                                      time).

Licensor:                             Dow Jones & Company, Inc.

Mandatory Termination Date:
                                      The first to occur of (i) January 13,
                                      2123 or (ii) the date 20 years after the death of the last survivor of fifteen persons named in the Agreement, the oldest of whom was born in 1994 and the youngest of whom was born in 1997.

Discretionary Termination:

                                      Trust may be terminated if at any time
                                      after six months following and prior to
                                      three years following the Initial Date
                                      of Deposit the value of the securities
                                      held by the Trust is less than
                                      $150,000,000 or if at any time after
                                      three years following the Initial Date
                                      of Deposit such value of the securities
                                      held by the Trust is less than
                                      $350,000,000, as such amount shall be
-----------                           adjusted for inflation.++++

   + The Trust Agreement became effective and the Initial Deposit was made on
     January 13, 1998 (the "Initial Date of Deposit").
  ++ See "Administration of the Trust, Distributions to Beneficial Owners". +++ Until further notice, the Sponsor has undertaken that on each day during each fiscal year up to and including October 31, 2000, the ordinary operating expenses of the Trust as calculated by the Trustee will not be permitted to exceed an amount which is 0.18% of the daily net asset value of the Trust. After October 31, 2000, such amount may be changed and may exceed 0.18%. See "Expenses of Trust".
++++ The Trust may also be terminated under other circumstances. See
     "Administration of the Trust--Termination".

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus.

OBJECTIVES

  The Sponsor formed the Trust to provide investors with the opportunity to purchase units of beneficial interest in the Trust representing proportionate undivided interests in the Securities which consist of all of the component common stocks of the Dow Jones Industrial Average (the "DJIA") in the form of a security that closely tracks the DJIA and that may be traded as a share of common stock. The investment objective of the Trust is to provide investment results that generally correspond to the price and yield performance of the component common stocks of the DJIA (the component common stocks of the DJIA are sometimes referred to herein as "Index Securities"). There can be no assurance that this investment objective will be met fully. For example, it may not be possible for the Trust to replicate and maintain exactly the composition of the Index Securities. It is also possible that, from time to time, the Trust will be unable to purchase all of the Index Securities. In certain circumstances, the Trust may be required to make distributions in excess of the yield performance of the Index Securities (see "Tax Status of the Trust"). The value of the Securities and, consequently, the value of DIAMONDS, is subject to changes in the value of common stocks generally and to other factors. Further, the payment of dividends and maintenance of capital are subject to a number of conditions, including the financial condition of the issuers of the Securities (see "Special Considerations and Risk Factors").

THE TRUST

  The Trust is a unit investment trust organized under the laws of the State of New York. The Trust is governed by a trust agreement (the "Trust Agreement") between State Street Bank and Trust Company, a bank and trust company organized under the laws of the Commonwealth of Massachusetts (the "Trustee"), and the Sponsor dated and executed as of January 13, 1998.

DISTRIBUTOR

  The Distributor for DIAMONDS is ALPS Mutual Funds Services, Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, Inc., (see "Underwriting").

PORTFOLIO DEPOSITS

  All orders to create DIAMONDS in Creation Unit size aggregations must be placed with the Distributor (see "Underwriting" and "Procedure for Creation of Creation Units"). To be eligible to place orders with the Distributor to create Creation Unit size aggregations of DIAMONDS, an entity or person either must be (1) a "Participating Party", as hereinafter defined or (2) a Depository Trust Company Participant (see "Book-Entry Ownership of DIAMONDS"), and in each case must have executed a Participant Agreement, as hereinafter defined (see "The Trust--Procedures for Creation of Creation Units" and "The Trust--Placement of Creation Orders Using DIAMONDS Clearing Process"). As used herein, the term "Participating Party" means a broker-dealer or other participant in the DIAMONDS Clearing Process, as hereinafter defined, through the Continuous Net Settlement ("CNS") System of the National Securities Clearing Corporation ("NSCC"), a clearing agency that is registered with the Securities and Exchange Commission (the "Commission"). Upon acceptance of an order to create DIAMONDS, the Distributor will transmit such order to the Trustee and instruct the Trustee to initiate the book entry movement of the appropriate number of DIAMONDS to the account of the entity placing the order. Payment for orders to create DIAMONDS will be made by deposits with the Trustee of a portfolio of securities that is substantially similar in composition to the Index Securities (see "The Trust--Creation of DIAMONDS"), together with a cash payment in an amount which shall be equal to the Dividend Equivalent Payment (as hereinafter defined), plus or minus, as the case may be, the Balancing Amount (as hereinafter defined--see "The Portfolio--Adjustments to the Portfolio Deposit"). The "Dividend Equivalent Payment" enables the Trustee to make a distribution of dividends on the next Dividend Payment Date (as hereinafter defined), and is an amount equal, on a per Creation Unit basis, to the dividends on all the Securities with ex-dividend dates within the accumulation period, net of expenses and accrued liabilities for such period (including, without limitation, (x) taxes or other governmental charges against the Trust not previously deducted, if any, and (y) accrued fees of the Trustee and other expenses of the Trust (including legal and auditing expenses) and other expenses not previously deducted (see "Expenses of the Trust")), as if all of the Securities had been held for the entire accumulation period for such distribution. For federal income tax purposes, a portion of dividend distributions may result in a return of capital to Beneficial Owners (as hereinafter defined) of DIAMONDS (see "Tax Status of the Trust").

  The Dividend Equivalent Payment and the Balancing Amount are collectively referred to herein as the "Cash Component" and the deposit of such a portfolio of securities and the Cash Component are collectively referred to herein as a "Portfolio Deposit". In connection with the creation of DIAMONDS, in the event that the Trustee determines, in its discretion, that one or more Index Securities are likely to be unavailable for delivery or available in insufficient quantity for delivery to the Trust upon the creation of DIAMONDS in Creation Unit size aggregations, then the Trustee shall have the right in its discretion to permit the cash equivalent value of such Index Security or Index Securities to be included in the Portfolio Deposit as a part of the Cash Component in lieu of the inclusion of such Index Security or Index Securities in the securities portion of the Portfolio Deposit (see "The Portfolio-- Adjustments to the Portfolio Deposit").

  In connection with the creation of DIAMONDS, if a creator is restricted by regulation or otherwise from investing or engaging in a transaction in one or more Index Securities, the Trustee shall have the right, in its discretion, to permit the cash equivalent value of such Index Security or Index Securities to be included in the Portfolio Deposit based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such creation order is deemed received by the Distributor (see "Placement of Creation Orders Outside DIAMONDS Clearing Process") as part of the Cash Component in lieu of the inclusion of such Index Security or Index Securities in the securities portion of the Portfolio Deposit. In such case such creator will pay the Trustee the standard Transaction Fee, plus an additional amount per Creation Unit not to exceed three (3) times the Transaction Fee applicable for one Creation Unit as described below.

  An entity or person placing creation orders with the Distributor must deposit Portfolio Deposits either (i) through the CNS clearing processes of NSCC, as such processes have been enhanced to effect creations and redemptions of Creation Unit size aggregations of DIAMONDS, such processes being referred to herein as the "DIAMONDS Clearing Process", or (ii) with the Trustee outside the DIAMONDS Clearing Process (i.e., through the facilities of DTC).

TRANSACTION FEE

  A transaction fee is payable to the Trustee in connection with each creation and each redemption made through the DIAMONDS Clearing Process of Creation Unit size aggregations of DIAMONDS (the "Transaction Fee"), subject to the changes, modifications or waivers, if any, described below. Such Transaction Fee is non-refundable, regardless of the net asset value of the Trust.

  Until further notice is given as described below, the Transaction Fee charged in connection with each creation of Creation Units through the DIAMONDS Clearing Process (see "Procedures for Creation of Creation Units") is $1,000 per Participating Party per day, regardless of the number of Creation Units created on such day by such Participating Party. Likewise, until further notice is given as described below, the Transaction Fee charged in connection with the redemption of Creation Units through the DIAMONDS Clearing Process is $1,000 per Participating Party per day, regardless of the number of Creation Units redeemed on such day by such Participating Party. This Transaction Fee may subsequently be changed by the Trustee, upon the advice of the Sponsor in its sole discretion, but will not in any event exceed 10/100 of one percent (10 basis points) of the value of a Creation Unit at the time of creation or redemption, as the case may be, (the "10 Basis Point

Limit")*. No modifications to, or reductions, discounts or waivers of, the Transaction Fee charged in connection with the creation of Creation Units are scheduled or currently contemplated by the Sponsor.

  If Creation Units are created or redeemed outside the DIAMONDS Clearing Process, an additional amount not to exceed three (3) times the applicable Transaction Fee will be charged to the creator or redeemer. Under the current schedule, therefore, the total fee charged in connection with the creation or redemption of Creation Units outside the DIAMONDS Clearing Process would be $1,000 (the Transaction Fee for the creation or redemption of a Creation Unit) plus an additional amount not to exceed $3,000 (3 times $1,000) for a total of $4,000.

  From time to time, and for such periods as the Sponsor, in its sole discretion, may determine, the Transaction Fee (as well as any additional amounts charged in connection with creations and/or redemptions outside the DIAMONDS Clearing Process) may be increased, decreased or otherwise modified or waived in its entirety for certain lot-size creations and/or redemptions of DIAMONDS, or for creations and/or redemptions made under certain specified circumstances without the consent of Beneficial Owners, subject to certain conditions (See "The Trust--Creation of Creation Units" and "Procedures for Redemption of DIAMONDS"). The Sponsor also reserves the right, from time to time, to vary the lot-size of the creations and/or redemptions of DIAMONDS subject to an increase or decrease and/or entitled to such waiver of the Transaction Fee. Any change so made will not cause the amount of the Transaction Fee to exceed the 10 Basis Point Limit at the time of a creation, or redemption, as the case may be. Such changes or variations will be effected by an amendment to the current Trust prospectus. The amount of the new Transaction Fee in effect at any given time will be available from the Trustee.

SIZE OF CREATION UNIT AGGREGATIONS OF DIAMONDS

  DIAMONDS may be created or redeemed only in Creation Unit size aggregations of 50,000 DIAMONDS, or in multiples thereof (e.g., 100,000, 150,000, 200,000
DIAMONDS), and in no event will fractional Creation Units be created or redeemed.** The Sponsor reserves the right to direct the Trustee to declare a split or reverse split in the number of DIAMONDS outstanding and a corresponding change in the number of DIAMONDS constituting a Creation Unit in the event that the per DIAMONDS Unit price in the secondary market changes to an amount that the Sponsor believes falls outside a desirable retail
-----------
 * The amount of the Transaction Fee currently in effect will be available from the Trustee.
** See "Dividend Reinvestment Service," however, for a description of the sole case in which DIAMONDS may be created by the Trustee in less than a Creation Unit size aggregation of 50,000 DIAMONDS.

range. For example, if a 2-for-1 split were declared, the number of DIAMONDS in a Creation Unit size aggregation of DIAMONDS would double (e.g., from 50,000 to 100,000 DIAMONDS per Creation Unit).

PORTFOLIO ADJUSTMENTS

  To maintain the correspondence between the Trust and the DJIA, the Trustee will make conforming changes to the Trust's portfolio in accordance with the terms of the Agreement to conform, to the extent practicable, to periodic changes in the Index Securities made by Dow Jones, (see "The Portfolio-- Adjustments to the Portfolio"). The composition of the securities portion of a Portfolio Deposit is adjusted to conform to changes in the DJIA resulting from certain capital changes that may affect the price, and hence the weighting of a component security in the DJIA. Any such change will result in a corresponding adjustment to the prescribed Portfolio Deposit effective on the Business Day (a "Business Day" being any day that the New York Stock Exchange is open for business) on which the change to the DJIA takes effect. Changes to the DJIA are made after the close of the market (see "The Portfolio--Adjustments to the Portfolio Deposit").

BOOK ENTRY OWNERSHIP OF DIAMONDS

  The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the "Depository") or its nominee will be the record or registered owner of all outstanding DIAMONDS. Beneficial ownership of DIAMONDS will be shown on the records of the Depository or its participants. Certificates will not be issued for DIAMONDS, whether in Creation Unit size aggregations or otherwise (see "The Trust--Book-Entry-Only System").

EXPENSES

  The expenses incident to the organization of the Trust and its registration as an investment company will be capitalized and amortized on a straight line basis over five years following the Initial Date of Deposit unless the Trust is sooner terminated or by law or regulation amortization must occur over a shorter time period. (see "Expenses of the Trust"). The Trustee's fees are set forth generally in the Summary of Essential Information and more specifically in "Expenses of the Trust" below. Other expenses of the Trust are also described more fully in "Expenses of the Trust".

FEDERAL INCOME TAX CONSIDERATIONS

  The Trust intends to adopt a fiscal year ending on October 31 of each year. The Trust intends to qualify for and elect tax treatment as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code") and to distribute annually its entire investment company taxable income and net capital gain. Distributions that are taxable as ordinary income to Beneficial Owners generally are expected to constitute dividend income for federal income tax purposes and to be eligible for the dividends-received deduction available to many corporations to the extent of qualifying dividend income received by the Trust (see "Tax Status of the Trust"). The Trust's regular monthly distributions will be based on the dividend performance of the Securities held during such monthly distribution period rather than the actual taxable income of the Trust. As a result, a portion of the distributions of the Trust may be treated as a return of capital or a capital gain dividend for federal income tax purposes or the Trust may be required to make additional distributions to maintain its status as a regulated investment company or to avoid imposition of income or excise taxes on undistributed income (see "Tax Status of the Trust" and "Administration of the Trust--Distributions to Beneficial Owners").

ERISA CONSIDERATIONS

  In considering the advisability of an investment in DIAMONDS, fiduciaries of pension, profit sharing or other tax-qualified retirement plans (including Keogh Plans) and welfare plans (collectively, "Plans") subject to the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider whether an investment in DIAMONDS is permitted by the documents and instruments governing the Plan and whether the investment satisfies the exclusive benefit, prudence and diversification requirements of ERISA. Individual retirement account ("IRA") investors should consider that an IRA may make only such investments as are authorized by its governing instruments.

  The fiduciary standards and prohibited transaction rules of ERISA and Section 4975 of the Code will not apply to transactions involving the Trust's assets while DIAMONDS are held by a Plan or IRA. Unlike many other investment vehicles offered to Plans and IRAs, the Trust's assets will not be treated as "plan assets" of the Plans or IRAs which acquire or purchase DIAMONDS. Although ERISA imposes certain duties on Plan fiduciaries and ERISA and/or Section 4975 of the Code prohibit certain transactions involving "plan assets" between Plans or IRAs and their fiduciaries or certain related persons, those rules will not apply to transactions involving the Trust's assets because DIAMONDS represent an interest in the Trust, and the Trust is registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). ERISA, the Code and U.S. Department of Labor regulations contain unconditional language exempting the assets of registered investment companies from treatment as "plan assets" in applying the fiduciary and prohibited transaction provisions of ERISA and the Code.

RESTRICTIONS ON PURCHASES BY INVESTMENT COMPANIES

  The acquisition of DIAMONDS by registered investment companies is subject to the restrictions set forth in section 12(d)(1) of the 1940 Act.

INVESTMENT MANAGEMENT

  The Trust holds the Securities and cash and is not actively "managed" by traditional methods, which typically involve effecting changes in the Securities on the basis of judgments made relating to economic, financial and market considerations. The composition of the Securities are, however, adjusted to conform to changes in the composition of the Index Securities in the manner set forth in the Trust Agreement (see "The Portfolio--Adjustments to the Portfolio").

DISTRIBUTIONS

  After the initial three months of the Trust's operations, monthly distributions based on the amount of dividends payable with respect to Securities held by the Trust and other income, if any, received by the Trust, net of fees and expenses, are made via the Depository and its participants to Beneficial Owners (see "The Trust--Book-Entry-Only System") on each Dividend Payment Date (see "Administration of the Trust--Distributions to Beneficial Owners"). Any net capital gains recognized by the Trust in any taxable year will be distributed at least annually. The Trust may make additional distributions after the end of the year in order to satisfy certain distribution requirements imposed by the Code (see "Tax Status of the Trust" and "Administration of the Trust--Distributions to Beneficial Owners"). Although income distributions are currently planned to be made on a monthly basis, the Trustee reserves the right to vary the periodicity with which distributions are made (see "Administration of the Trust--Distributions to Beneficial Owners"). Those Beneficial Owners interested in reinvesting their monthly distributions may participate through DTC Participants in the DTC Dividend Reinvestment Service available through certain brokers. (See "Dividend Reinvestment Service" for a brief description thereof.)

REDEMPTION

  DIAMONDS in Creation Unit size aggregations are ordinarily redeemable in kind only and are not redeemable for cash except under certain circumstances (see "Redemption of DIAMONDS"). DIAMONDS can be redeemed only in Creation Unit size aggregations effected by a Participating Party (with respect to redemptions through the DIAMONDS Clearing Process) or a DTC Participant (with respect to redemptions outside the DIAMONDS Clearing Process), in either case which has executed a Participant Agreement (see "Redemption of DIAMONDS--Procedure for Redemption of DIAMONDS"). Individual DIAMONDS are not redeemable, but entitle the owners thereof to certain payments upon termination of the Trust (see "Administration of the Trust--Termination"). Prior to termination, DIAMONDS Unit owners may aggregate individual DIAMONDS to Creation Unit size or multiples thereof (e.g., 50,000,

100,000 DIAMONDS, etc.) and request that the Trustee redeem the DIAMONDS so aggregated. There can be no assurance, however, that there always will be sufficient depth and liquidity in the public trading market to complete all such transactions (see "Special Considerations"). Owners of DIAMONDS in less than Creation Unit size aggregations may have to pay brokerage fees and commissions to acquire sufficient DIAMONDS (i.e., 50,000 DIAMONDS) to constitute a Creation Unit. Each redemption will also be accompanied by a Cash Redemption Payment (as hereinafter defined, see "Redemption of DIAMONDS-- Procedure for Redemption of DIAMONDS") which on any given Business Day is an amount typically identical to the Cash Component of a Portfolio Deposit.

  In the event that the Trustee determines in its discretion that an Index Security is likely to be unavailable for delivery or available in insufficient quantity for delivery by the Trust upon the redemption of DIAMONDS in Creation Unit size aggregations, then the Trustee shall have the right in its discretion to deliver the cash equivalent value of such Index Security or Index Securities, based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such redemption order is deemed received by the Trustee (see "Procedure for Redemption of DIAMONDS"), as part of the Cash Redemption Payment in lieu of delivering the Index Security or Index Securities to the redeemer.

  In connection with the redemption of DIAMONDS, if a redeeming investor requests redemption in cash, rather than in kind, with respect to one or more Index Securities, (for example, because a redeemer is restricted by regulation or otherwise from investing or engaging in a transaction in one or more Index Securities,) the Trustee shall have the right in its discretion to deliver the cash equivalent value of such Index Security or Index Securities based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such redemption order is deemed received by the Trustee (see "Placement of Redemption Orders Outside DIAMONDS Clearing Process") as a part of the Cash Redemption Payment in lieu of delivering such Index Security or Index Securities to the redeemer. In all such cases, such investor will pay the Trustee the standard Transaction Fee, plus an additional amount not to exceed three (3) times the Transaction Fee applicable for a Creation Unit.

  The Trustee, in its discretion, upon the request of a redeeming investor, may redeem Creation Units in whole or in part by providing such redeemer with a Portfolio Deposit differing in composition, but not differing in net asset value, from the then-current Portfolio Deposit. Such a redemption might be made if it were determined to be appropriate in order to maintain the Trust portfolio's correspondence to the price-weighted composition of the DJIA (i.e. an equal number of shares of each component stock) when a stock split of one of the Index Securities occurs. See ("The Portfolio" and "The DJIA").

  DIAMONDS Unit owners may also be required to pay Excess Cash Amounts, (as hereinafter defined) when applicable, in connection with a redemption of DIAMONDS (see "Redemption of DIAMONDS--Procedure for Redemption of DIAMONDS"). The Transaction Fee will be charged in connection with the redemption of Creation Unit size aggregations of DIAMONDS. If a request for redemption is made directly to the Trustee outside the DIAMONDS Clearing Process, an additional amount not to exceed three (3) times the Transaction Fee applicable for a Creation Unit will be charged to the redeemer due to the increased expense associated with delivery outside the DIAMONDS Clearing Process (see "Prospectus Summary--Transaction Fee").

TERMINATION

  The Trust will terminate by its terms on the first to occur of: (i) the date one hundred twenty-five (125) years from the Initial Date of Deposit (i.e., January 13, 2123) or (ii) the date twenty (20) years after the death of the last survivor of fifteen persons named in the Agreement, the oldest of whom was born in 1994 and the youngest of whom was born in 1997 (the "Mandatory Termination Date"). The Trust may also be terminated earlier upon the agreement of the Beneficial Owners of 66 2/3% of the then outstanding DIAMONDS or in the event that DIAMONDS are delisted from the Exchange (see "Exchange Listing"). The Sponsor will also have the discretionary right to direct the Trustee to terminate the Trust if at anytime after six months following and prior to three years following the Initial Date of Deposit the net asset value of the Trust falls below $150,000,000 and if after three years following the Initial Date of Deposit the net asset value of the Trust is less than $350,000,000, as such dollar amount shall be adjusted for inflation in accordance with the National Consumer Price Index for All Urban Consumers (the "CPI-U")* as published by the United States Department of Labor, such adjustment to take effect at the end of the fourth year following the Initial Date of Deposit and at the end of each year thereafter and to be made so as to reflect the percentage increase in consumer prices as set forth in the CPI-U for the twelve month period ending in the month preceding the month in which such adjustment is made. The Trustee shall also have the right to terminate the Trust in the event that (a) the Sponsor resigns or becomes incapable of discharging its duties and a successor is not appointed; (b) the Depository is unable or unwilling to continue to perform its functions as set forth under the Trust Agreement and a comparable replacement is unavailable; (c) NSCC no longer provides clearance services with respect to DIAMONDS, or if the Trustee is no longer a member of NSCC; (d) Dow Jones ceases publishing the DJIA; or (e) the License Agreement (as hereinafter defined) is terminated. The License Agreement
-----------
* The CPI-U, as published by the United States Department of Labor, measures the inflation rate of specified commodities deemed representative of the purchases of all urban consumers.

currently is scheduled to terminate five years from the commencement date of trading of DIAMONDS, subject to a five-year renewal period following such date.

  The Trust shall terminate if the Trustee resigns or becomes incapable of discharging its duties and a successor is not appointed (see "Administration of the Trust--Termination").

UNDERWRITING

  ALPS Mutual Funds Services, Inc. (the "Distributor") acts as underwriter of DIAMONDS on an agency basis. All orders to create DIAMONDS in Creation Unit size aggregations must be placed with the Distributor, and it is the responsibility of the Distributor to transmit such orders to the Trustee. The Distributor will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor shall reject any order which is not submitted in proper form. Upon acceptance of an order to create DIAMONDS, the Distributor instructs the Trustee to initiate the book-entry movement of the appropriate number of DIAMONDS to the account of the entity placing the order. The Distributor is also responsible for delivering a prospectus to those persons creating DIAMONDS. The Distributor also maintains records of both the orders placed with it for the creation of DIAMONDS and the confirmations of acceptance issued by it. In addition, the Distributor maintains a record of the instructions given to implement delivery of DIAMONDS in response to orders placed with it. The Distributor may also provide certain other administrative services, such as those related to state securities law compliance. The Distributor is a corporation organized under the laws of the State of Colorado and is located at 370 17th Street, Suite 3100, Denver, CO 80202. The Distributor is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. The Sponsor pays the Distributor for its services a flat annual fee. The Sponsor will not seek reimbursement for such payment from the Trust without obtaining prior exemptive relief from the Commission.

                    SPECIAL CONSIDERATIONS AND RISK FACTORS

GENERAL

  Investment in the Trust should be made with an understanding that the value of the Securities may fluctuate in accordance with changes in the financial condition of the issuers of the Securities, the value of common stocks generally and other factors. The identity of the Index Securities and the Securities also changes from time to time (see "The Portfolio--Adjustments to the Portfolio" and "The Portfolio--Selection and Acquisition of Securities"). There can be no assurance that the issuers of the Securities will pay dividends on outstanding shares of common stock. Distributions on the Securities will generally depend upon the declaration of dividends by the issuers of the Securities; the declaration of such dividends generally depends upon various factors, including the financial condition of the issuers and general economic conditions. As discussed above, the Trust, unlike a managed investment company, is not actively "managed" by traditional methods, and therefore the adverse financial condition of an issuer will not result in the elimination of its securities from the Securities held by the Trust unless the Securities of such issuer are removed from the DJIA (see "The Portfolio-- Adjustments to the Portfolio").

  An investment in the Trust should also be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may deteriorate (either of which may cause a decrease in the value of the Securities and thus in the value of DIAMONDS). Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. These investor perceptions are based on various and unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic and banking crises. As discussed above, the Trust is not actively "managed" and therefore common stocks held by the Trust will not be disposed of as a result of or in anticipation of normal fluctuations in the market.

  Holders of common stocks of any given issuer incur more risk than holders of preferred stocks and debt obligations of such issuer because common stockholders, as owners of such issuer, have generally inferior rights to receive payments from such issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, such issuer. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), or preferred stocks which typically have a liquidation preference and which may have stated optional or mandatory redemption provisions, common stocks have neither a fixed principal amount nor a maturity. Common stock values are subject to market fluctuations as long as the common stock remains outstanding. The value of the Securities thus may be expected to fluctuate over the entire life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit (see "Market Risks").

  Although currently all of the Securities are listed on a national securities exchange, in the future the principal trading market for some Securities may be in the over-the-counter market. The existence of a liquid trading market for certain Securities may depend on whether dealers will make a market in such Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or that any such market will be or remain liquid. The price at which the Securities may be sold and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.

  An investment in the Trust should also be made with an understanding that the Trust will not be able to replicate exactly the performance of the DJIA because the total return generated by the Securities will be reduced by transaction costs incurred in adjusting the actual balance of the Securities and other Trust expenses, whereas such transaction costs and expenses are not included in the calculation of the DJIA. It is also possible that for a short period of time, the Trust may not fully replicate the performance of the DJIA due to the temporary unavailability of certain Index Securities in the secondary market or due to other extraordinary circumstances. Such events are unlikely to continue for an extended period of time, because the Trustee is required to correct such imbalances by means of adjusting the composition of Portfolio Securities (see "The Portfolio--Adjustments to the Portfolio"). It is also possible that the composition of the Trust may not exactly replicate the composition of the DJIA if the Trust has to adjust its Portfolio holdings in order to continue to qualify as a "regulated investment company" under the Code (see "Tax Status of the Trust").

  Neither the Depository nor Beneficial Owners of DIAMONDS are entitled either to dispose of any of the Securities in the Trust, as such, or to vote the Securities. As the beneficial owner of the Securities, the Trustee has the right to vote all of the voting Securities (see "Administration of the Trust-- Voting").

  Except as otherwise specifically noted, the time frames for delivery of Securities, cash, or DIAMONDS in connection with creation and redemption activity within the DIAMONDS Clearing Process as set forth herein are based on NSCC's current "regular way" settlement period of three (3) days during which NSCC is open for business (each such day an "NSCC Business Day"). NSCC may, in the future, reduce such "regular way" settlement period, in which case it is anticipated that there would be a corresponding reduction in settlement periods applicable to DIAMONDS Unit creations and redemptions. Investors should note that NSCC Business Days do not always coincide with the days during which the Trustee is open for business.

NET ASSET VALUE AND MARKET PRICES

  The Trust's assets consist primarily of the Securities. Therefore, the net asset value of DIAMONDS in Creation Unit size aggregations and, proportionately, the net asset value per DIAMONDS Unit, changes as fluctuations occur in the market value of Securities. Investors should also be aware that the aggregate public trading market price of 50,000 DIAMONDS may be different from the net asset value of a Creation Unit aggregation of DIAMONDS (i.e., 50,000 DIAMONDS may trade at a premium over or at a discount to the net asset value of a Creation Unit) and similarly the public trading market price per DIAMONDS Unit may be different from the net asset value of a Creation Unit on a per DIAMONDS Unit basis (see "Special Considerations and Risk Factors-- Market Risks"). This price difference may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for DIAMONDS will be closely related to, but not identical to, the same forces influencing the prices of the DJIA component stocks trading individually or in the aggregate at any point in time. The expenses of the Trust are reflected in the net asset value of DIAMONDS in Creation Unit size aggregations and the expenses of the Trust are accrued daily (see "Expenses of the Trust").

TRADING CONSIDERATIONS

  Prior to the date of this Prospectus, there has been no market for DIAMONDS trading individually or in Creation Unit size aggregations and, consequently, there can be no assurance that active trading markets will develop, nor is there an accurate basis for predicting the price levels at which DIAMONDS may trade.

  Further, there can be no assurance that DIAMONDS will experience trading or pricing patterns similar to those of Exchange-traded securities which are issued by investment companies based upon indexes other than the DJIA (e.g. MidCap SPDRs(TM), SPDRs(R), and WEBS SM)*

  The Sponsor does not maintain a secondary market in DIAMONDS. DIAMONDS have been accepted for listing on the Exchange subject to official notice of issuance. The market symbol for DIAMONDS will be DIA. Trading in DIAMONDS on the Exchange may be halted due to market conditions or, in light of Exchange rules and procedures, for reasons that, in the view of the Exchange, make trading in DIAMONDS inadvisable. In addition, trading in DIAMONDS on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to Exchange "circuit breaker" rules that require trading in securities on the Exchange to be halted for a specified time period based on a specified market decline. There can be no assurance that the requirements of the Exchange necessary to maintain the
-----------

* MidCap SPDRs(TM) and SPDRs(R) are trademarks of the McGraw-Hill Companies, Inc. WEBS SM is a service mark of Morgan Stanley, Dean Witter, Discover & Co.

listing of DIAMONDS will continue to be met or will remain unchanged. The Trust will be terminated in the event DIAMONDS are delisted from the Exchange. (For a description of the conditions to listing of DIAMONDS and the circumstances under which the Exchange would consider the suspension of trading in or the delisting of DIAMONDS, see "Exchange Listing.") Further, the Trust may be terminated, among other reasons, in the event that the net asset value of the Trust falls below a specified level (see "Administration of the Trust--Termination").

MARKET RISKS

  DIAMONDS are subject to the risks of an investment in a portfolio of large-capitalization common stocks, including the risk that the general level of stock prices may decline, thereby adversely affecting the value of such investment. DIAMONDS are also subject to risks other than those associated with an investment in such a portfolio of common stocks in that the selection of the stocks included in the Trust's portfolio, the expenses associated with the Trust or other factors distinguishing an ownership interest in a trust from the direct ownership of a portfolio of securities may affect trading in DIAMONDS as compared with trading in a portfolio of large-capitalization common stocks. Additionally, DIAMONDS may perform differently than other investments in portfolios containing large capitalization stocks which may be based upon or derived from an index other than the DJIA (see "The DJIA"). For example, the great majority of component stocks of the DJIA are drawn from among the largest of the large capitalization universe, while other indexes may represent a broader sampling of large capitalization stocks. Also, other indexes may use different methods for assigning relative weights to the index components than the price weighted method used by the DJIA. As a result, DJIA accords relatively more weight to stocks with a higher price to market capitalization ratio than a similar market capitalization weighted index. DIAMONDS are further subject to the risk that extraordinary events may cause any of the parties providing services to the Trust, such as the Trustee, the Sponsor, the Distributor, the Depository or NSCC, to be closed or otherwise unable to perform such party's obligations as set forth herein and in the agreements between and among such parties. According to the terms of the Trust Agreement, if any of the above named entities fails or is otherwise unable to perform adequately its duties, a successor entity may be named or appointed to assume all duties and obligations of its predecessor. If, however, no suitable successor is available or willing to undertake all such duties and obligations, under the Trust Agreement the Trust will then be terminated (see "Administration of the Trust--Termination").

  The Trustee will ordinarily deliver a portfolio of Securities for each Creation Unit size aggregation of DIAMONDS delivered for redemption, identical in composition to the securities portion of a Portfolio Deposit as in effect on the date a request for redemption is deemed received by the Trustee (see "Redemption of DIAMONDS"). If a redemption is processed through the DIAMONDS Clearing Process, to the extent that the Securities to be delivered on settlement date are not delivered, they will be covered by NSCC's guarantee of the completion of such delivery. Any Securities not received on settlement date will be marked to the market until delivery is completed. The Trust, to the extent it has not already done so, remains obligated to deliver such Securities to NSCC, and the market risk of any increase in the value of such Securities until delivery is made by the Trust to NSCC could adversely affect the net asset value of the Trust. Investors should note that the Securities to be delivered to a redeemer submitting a redemption request outside of the DIAMONDS Clearing Process that are not delivered to such redeemer are not covered by NSCC's guarantee of completion of such delivery.

  Investors should also note that the size of the Trust in terms of total assets held may change substantially over time and from time to time as DIAMONDS in Creation Unit size aggregations are created and redeemed. Such fluctuations in Trust size should not adversely impact the net asset value at any time, because the amount of the Cash Component or the Cash Redemption Payment upon creations or redemptions, respectively, of DIAMONDS in Creation Unit size aggregations is determined each day to equate the value of the Portfolio Deposit to the net asset value of the Trust, on a per Creation Unit basis, at the close of business on the day such request is deemed received by the Trustee (see "The Portfolio--Adjustments to the Portfolio Deposit").

  Investors in the Trust should also be aware that there are tax consequences associated with the ownership of DIAMONDS resulting from the distribution of Trust dividends and sales of DIAMONDS as well as the sales of underlying Securities held by the Trust in connection with redemptions or changes in the DJIA under certain circumstances (see "Tax Status of the Trust--Tax Consequences to Beneficial Owners").

DIAMONDS TRUST, SERIES 1
REPORT OF INDEPENDENT ACCOUNTANTS
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To the Trustee and Unitholder of DIAMONDS Trust, Series 1

  In our opinion, the accompanying statement of financial condition, including the schedule of investments, presents fairly, in all material respects, the financial position of DIAMONDS Trust, Series 1 at January 14, 1998, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Trust's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at January 14, 1998 by correspondence with the custodian and brokers, provides a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Boston, Massachusetts

January 14, 1998

DIAMONDS TRUST, SERIES 1

STATEMENT OF FINANCIAL CONDITION

OPENING OF BUSINESS, JANUARY 14, 1998
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ASSETS
  Investment in Securities, at value (cost $38,643,555) (Note 1).... $38,643,555
  Receivable for balancing cash (Note 1)............................      17,095
  Deferred organization expenses (Note 2)...........................     300,000
                                                                     -----------
    TOTAL ASSETS....................................................  38,960,650
                                                                     -----------
LIABILITIES AND INTEREST OF DIAMONDS HOLDERS
  Organization expenses payable.....................................     300,000
                                                                     -----------
    TOTAL LIABILITIES...............................................     300,000
                                                                     -----------
TOTAL NET ASSETS.................................................... $38,660,650
                                                                     ===========
NET ASSET VALUE PER DIAMONDS UNIT................................... $     77.32
                                                                     ===========
(comprised of $38,660,650/500,000 DIAMONDS outstanding)

NOTES TO STATEMENT:

  1. DIAMONDS Trust, Series 1 (the "Trust") is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940. On the initial Date of Deposit, Portfolio Deposits were received by State Street Bank and Trust Company, the Trust's Trustee, in the form of executed securities transactions which will settle within three business days of the Initial Date of Deposit, from Spear, Leeds & Kellogg, in exchange for 10 (ten) Creation Units of the Trust equivalent to 500,000 DIAMONDS. Irrevocable letters of credit issued by Chase Manhattan Bank, in the aggregate amount of $40,000,000 have been delivered to the Trustee, to be drawn on if necessary, for the benefit of the Trust to fund the settlement of the executed securities transactions. The value of the securities is based on the January 13, 1998 closing sales price on the exchange or market which is deemed the principal market therefor.

  2. It is anticipated that the Trust will pay the expenses of its operation, including the fees of its Trustee and payments to Dow Jones for a license to use the Dow Jones Industrial Average as a basis for determining the composition of the Trust, as described under "Expenses of the Trust" and "License Agreement" in this Prospectus. In addition, fees and expenses totaling approximately $300,000 incurred in connection with the organization of the Trust will be capitalized and amortized over 5 (five) years on a straight-line basis by the Trust.

  The Sponsor has undertaken that on each day during each fiscal year up to and including October 31, 2000, the ordinary operating expenses of the Trust as calculated by the Trustee will not be permitted to exceed an amount which is 18/100 of 1% (0.18%) per annum of the daily net asset value of the Trust after taking into account any expense offset credits earned on uninvested cash balances. To the extent during such period the ordinary operating expenses of the Trust do exceed 0.18%, the Sponsor will reimburse the Trust for such excess ordinary operating expenses. The Sponsor retains the ability to be repaid by the Trust for expenses so reimbursed to the extent that subsequently during the fiscal year expenses fall below the 0.18% per annum level on any given day. (see "Expenses of the Trust" in this Prospectus.)

  3. DIAMONDS are created and redeemed by the Trust only in Creation Unit size aggregations of 50,000 units. Transaction fees of varying amounts are charged to those persons creating or redeeming Creation Units. See "Prospectus Summary--Portfolio Deposits" and "The Trust--Creation of Creation Units" in this Prospectus for further description.

DIAMONDS TRUST, SERIES 1

SCHEDULE OF INVESTMENTS

SECURITIES REQUIRED FOR A PORTFOLIO DEPOSIT

ON THE OPENING OF BUSINESS, JANUARY 14, 1998
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NAME OF ISSUER AND TITLE OF ISSUE                            SHARES    VALUE
---------------------------------                            ------ -----------
AT&T Corp. ................................................. 19,920 $ 1,298,535
Allied-Signal Inc. ......................................... 19,920     732,060
Aluminum Co. of America..................................... 19,920   1,314,720
American Express Co. ....................................... 19,920   1,649,625
Boeing Co. ................................................. 19,920     896,400
Caterpillar Inc. ........................................... 19,920     917,565
Chevron Corp. .............................................. 19,920   1,482,795
Coca-Cola Co. .............................................. 19,920   1,299,780
Disney (Walt) Co. (The)..................................... 19,920   1,892,400
Du Pont (E.I.) de Nemours & Co., Inc. ...................... 19,920   1,084,395
Eastman Kodak Co. .......................................... 19,920   1,221,345
Exxon Corp. ................................................ 19,920   1,196,445
General Electric Co. ....................................... 19,920   1,487,775
General Motors Corp. ....................................... 19,920   1,152,870
Goodyear Tire & Rubber Co. (The)............................ 19,920   1,203,915
Hewlett Packard Co. ........................................ 19,920   1,269,900
International Business Machines Corp. ...................... 19,920   2,034,330
International Paper Co. .................................... 19,920     849,090
J.P. Morgan & Co. .......................................... 19,920   2,130,195
Johnson & Johnson........................................... 19,920   1,319,700
McDonald's Corp. ........................................... 19,920     937,485
Merck & Co., Inc. .......................................... 19,920   2,116,500
Minnesota Mining and Manufacturing Co. ..................... 19,920   1,675,770
Philip Morris Cos., Inc. ................................... 19,920     953,670
Procter & Gamble Co. ....................................... 19,920   1,616,010
Sears, Roebuck & Co. ....................................... 19,920     901,380
Travelers Group Inc. ....................................... 19,920     987,285
Union Carbide Corp. ........................................ 19,920     821,700
United Technologies Corp. .................................. 19,920   1,413,075
Wal-Mart Stores, Inc. ...................................... 19,920     786,840
                                                                    -----------
Total Investments--(Cost $38,643,555).......................        $38,643,555
                                                                    ===========

See accompanying notes to Statement of Financial Condition.

                                   THE TRUST

  The Trust is a unit investment trust created under the laws of the State of New York pursuant to the Trust Agreement.* The Securities held by the Trust consist of a portfolio of common stocks or, in the case of securities not yet delivered in connection with purchases made by the Trust or Portfolio Deposits, confirmations of contracts to purchase such securities
(collectively, the "Portfolio").

CREATION OF CREATION UNITS

  On the Initial Date of Deposit, Portfolio Deposits will be deposited with the Trustee through the clearing processes of NSCC, following placement with the Distributor of orders to create DIAMONDS. The Distributor shall reject any order that is not submitted in proper form. To permit the Trustee to insure that the process of settlement is working satisfactorily, there shall be no further Portfolio Deposits accepted by the Trustee for a period of three (3) Business Days following the Initial Date of Deposit, and the Sponsor and the Trustee shall jointly announce the day thereafter on which further Portfolio Deposits will be accepted, and Exchange trading of DIAMONDS shall not commence until such date. On or after such date, Portfolio Deposits may be deposited with the Trustee through the clearing processes of NSCC, following placement with the Distributor of orders to create DIAMONDS. Investors may deposit Portfolio Deposits through the DIAMONDS Clearing Process or directly with the Trustee outside the DIAMONDS Clearing Process. The Transaction Fee will be charged at the time of creation of a Creation Unit size aggregation of DIAMONDS. An additional amount not to exceed three (3) times the Transaction Fee applicable for a Creation Unit will be charged to a creator creating outside the DIAMONDS Clearing Process (i.e. depositing Portfolio Deposits directly with the Trustee through DTC,) in part due to the increased expense associated with settlement outside the DIAMONDS Clearing Process. See "Prospectus Summary--Transaction Fee" for a detailed description of the amount of the Transaction Fee and the additional amounts and reductions, limitations and waivers applicable thereto, if any. The shares of the common stock of the Index Securities in a Portfolio Deposit on the Initial Date of Deposit had an aggregate market value of $38,643,555.00 (see "Schedule of Investments"). There will be a Cash Component included in the Portfolio Deposit on the Initial Date of Deposit in order to make the value of each DIAMONDS Unit equal to 1/100th of the value of the DJIA.

  The Trustee, at the direction of the Sponsor in its sole discretion, from time to time and for such periods as may be determined by the Sponsor in its sole discretion, may increase** or reduce the amount and/or waive the imposition altogether of the
-----------
 * Reference is hereby made to said Trust Agreement, and any statements contained herein are qualified in their entirety by the provisions of said Trust Agreement.
** Such increase is subject to the 10 Basis Point Limit discussed above under "Prospectus Summary--Transaction Fee".

Transaction Fee (and/or the additional amounts charged in connection with creations and/or redemptions outside the DIAMONDS Clearing Process) for certain lot-size creations and/or redemptions of DIAMONDS, whether applied solely to creations and/or redemptions of DIAMONDS made through the DIAMONDS Clearing Process (see "Procedures for Creation of Creation Units"), solely to creations and/or redemptions made outside the DIAMONDS Clearing Process, or to both methods of creation and/or redemption. The Sponsor also reserves the right, from time to time, to vary the lot-size of the creations and/or redemptions of DIAMONDS subject to such an increase and/or entitled to such a reduction or waiver of the Transaction Fee and the additional amounts charged in connection with creations and/or redemptions outside the DIAMONDS Clearing Process. The existence of such increase, reduction or waiver of the Transaction Fee (as well as any additional amounts, if applicable) and the lot-size of Creation Units affected shall be disclosed in the current DIAMONDS Unit Prospectus (see "Prospectus Summary--Transaction Fee"). As of the date hereof, the Sponsor does not contemplate the reduction, variation by lot-size or waiver of Transaction Fees in connection with the creation or redemption of DIAMONDS or of the additional amounts charged in connection with the creation or redemption of DIAMONDS outside the DIAMONDS Clearing Process beyond that which is discussed herein under the caption "Prospectus Summary--Transaction Fee".

  The DJIA is a price-weighted stock index; that is, the component stocks of the DJIA are represented in exactly equal share amounts and therefore are accorded relative importance in the DJIA based on their prices. See "The Portfolio" and "The DJIA". The shares of common stock of the securities portion of a Portfolio Deposit on any date of deposit will reflect the composition of the component stocks of the DJIA on such day. The portfolio of Index Securities that is the basis for a Portfolio Deposit varies as changes are made in the composition of the Index Securities (see "The Portfolio-- Adjustments to the Portfolio Deposit"). The Trustee will make available to NSCC* prior to the commencement of trading on each Business Day a list of the names and required number of shares of each of the Index Securities in the current Portfolio Deposit as well as the amount of the Dividend Equivalent Payment for the previous Business Day. Under certain extraordinary circumstances which may make it impossible for the Trustee to provide such information to NSCC on a given Business Day, NSCC shall use the information regarding the identity of the Index Securities of the Portfolio Deposit on the previous Business Day. The identity of each of the Index Securities required for a Portfolio Deposit, as in effect on the Initial Date of Deposit, is set forth in the above Schedule of Investments. The Sponsor intends to make available (a) on each Business Day, the Dividend Equivalent Payment effective through and including the previous Business Day, per outstanding DIAMOND, and
(b) every 15 seconds throughout the day a number representing, on a per
DIAMONDS
-----------

* As of December 31, 1997, the AMEX Clearing Corp., a wholly-owned subsidiary of the American Stock Exchange, Inc., owned 33% of the issued and outstanding shares of common stock of NSCC.

Unit basis, the sum of the Dividend Equivalent Payment effective through and including the previous Business Day, plus the current value of the securities portion of a Portfolio Deposit as in effect on such day (which value will occasionally include a cash in lieu amount to compensate for the omission of a particular Index Security from such Portfolio Deposit--see "The Portfolio-- Adjustments to the Portfolio Deposit"). Such information is calculated based upon the best information available to the Sponsor and may be calculated by other persons designated to do so by the Sponsor. The inability of the Sponsor to provide such information will not in itself result in a halt in the trading of DIAMONDS on the Exchange. Investors interested in creating DIAMONDS or purchasing DIAMONDS in the secondary market should not rely solely on such information in making investment decisions but should also consider other market information and relevant economic and other factors (including, without limitation, information regarding the DJIA, the Index Securities and financial instruments based on the DJIA).

  Upon receipt of a Portfolio Deposit or Deposits, following placement with the Distributor of an order to create DIAMONDS, the Trustee will deliver DIAMONDS in Creation Unit size aggregations to the Depository. In turn, the DIAMONDS Unit position will be removed from the Trustee's account at the Depository and will be allocated to the account of the DTC Participant acting on behalf of the depositor creating Creation Unit(s) (see "The Trust-- Procedures for Creation of Creation Units" and "The Trust--Book-Entry-Only System"). Each DIAMONDS Unit represents a fractional undivided interest in the Trust in an amount equal to one (1) divided by the total number of DIAMONDS outstanding. The Trustee may reject a request to create Creation Units made by any depositor or group of depositors if such depositor(s), upon the acceptance by the Trustee of such request and the issuance to such depositor(s) of DIAMONDS, would own eighty percent (80%) or more of the outstanding DIAMONDS (see "Tax Status of the Trust"). The Trustee also may reject any Portfolio Deposit or any component thereof under certain other circumstances (see "The Trust--Procedures for Creation of Creation Units").

  Additional DIAMONDS in Creation Unit size aggregations will be created upon receipt of the appropriate Portfolio Deposits from creators. As additional DIAMONDS in Creation Unit size aggregations are created, the aggregate value of the Portfolio will be increased and the fractional undivided interest in the Trust represented by each DIAMONDS Unit will be decreased. As discussed above, under certain circumstances (1) a portion of the securities portion of a Portfolio Deposit may consist of contracts to purchase certain Index Securities or (2) a portion of the Cash Component may consist of cash in an amount to enable the Trustee to purchase such Index Securities. In the event there is a failure to deliver the Index Securities which are the subject of such contracts to purchase, the Trustee will be instructed pursuant to the Agreement to acquire such Index Securities in an expeditious manner. To the extent the price of any such Index Security increases or decreases between the time of creation and the time any such Index Security is purchased and delivered, DIAMONDS will represent fewer or more shares of such Index Security and more or fewer of the other Index Securities in the Trust. Hence, price fluctuations during the period from the time the cash is received by the Trustee to the time the requisite Index Securities are purchased and delivered will affect the value of all DIAMONDS.

  The identity and appropriate number of shares of the Index Securities required for a Portfolio Deposit are determined in the manner described herein. Due to changes in the composition of the Index Securities, the composition of the Securities and the prescribed Portfolio Deposit will also change from time to time (see "The Portfolio--Adjustments to the Portfolio" and "The Portfolio--Adjustments to the Portfolio Deposit"). The identity and appropriate number of shares of the Index Securities to be delivered as part of a Portfolio Deposit are determined daily and reflect the composition of the DJIA and, together with the Cash Component, have a value equal to the net asset value of the Trust on a per Creation Unit basis at the close of business on the day of request for creation. The composition of the Portfolio is also adjusted from time to time to conform to the changes to the DJIA as described herein and as set forth in the Trust Agreement. As the appropriate number of shares and identities of the Index Securities change, substantially identical changes to the composition of the required Portfolio Deposit are made contemporaneously. Corresponding adjustments to the composition of the Portfolio, however, will be made as nearly contemporaneously as possible with adjustments to the required Portfolio Deposit, but in all cases will be made in accordance with the specifications set forth herein and in the Trust Agreement (see "The Portfolio--Adjustments to the Portfolio"). Although the composition of the securities portion of a Portfolio Deposit changes from time to time, the interests of Beneficial Owners will not be adversely affected because the composition of such securities and the aggregate value thereof, together with the Cash Component, will be calculated based upon the proportionate net asset value of the Trust (see "The Portfolio--Adjustments to the Portfolio").

PROCEDURES FOR CREATION OF CREATION UNITS

  To be eligible to place orders with the Distributor to create DIAMONDS in Creation Unit size aggregations, an entity or person must be (1) a Participating Party, with respect to creations through the DIAMONDS Clearing Process or (2) a DTC Participant with respect to creations/redemptions outside the DIAMONDS Clearing Process. All DIAMONDS, however created, will be entered on the records of the Depository in the name of Cede & Co. for the account of a DTC Participant (see "The Trust--Book Entry Only System").

  All orders to create DIAMONDS must be placed in multiples of 50,000 DIAMONDS (Creation Unit size). All orders to create DIAMONDS, whether through the DIAMONDS Clearing Process or outside the DIAMONDS Clearing Process, must be received by the Distributor by no later than the closing time of the regular trading session on the New York Stock Exchange, Inc. ("Closing Time") (ordinarily 4:00 p.m. New York time) in each case on the date such order is placed in order for creation of DIAMONDS to be effected based on the net asset value of the Trust as determined on such date. The date on which a creation order (or order to redeem as discussed below) is placed is herein referred to as the "Transmittal Date". Orders must be transmitted by telephone or other transmission method acceptable to the Distributor and Trustee, pursuant to procedures set forth in the Participant Agreement, as described below (see "Placement of Creation Orders Using DIAMONDS Clearing Process" and "Placement of Creation Orders Outside DIAMONDS Clearing Process"). Severe economic or market changes or disruptions, or telephone or other communication failure, may impede the ability to reach the Trustee, the Distributor, a Participating Party or a DTC Participant.

  Orders to create Creation Unit sized aggregations of DIAMONDS shall be placed with a Participating Party or DTC Participant, as applicable, in the form required by such Participating Party or DTC Participant. Investors should be aware that their particular broker may not have executed a Participant Agreement, and that, therefore, orders to create Creation Unit sized aggregations of DIAMONDS may have to be placed by the investor's broker through a Participating Party or a DTC Participant who has executed a Participant Agreement. At any given time there may be only a limited number of broker-dealers that have executed a Participant Agreement. Those placing orders to create DIAMONDS through the DIAMONDS Clearing Process should afford sufficient time to permit proper submission of the order to the Distributor prior to the Closing Time on the Transmittal Date.

  Orders for creation that are effected outside the DIAMONDS Clearing Process are likely to require transmittal by the DTC Participant earlier on the Transmittal Date than orders effected using the DIAMONDS Clearing Process. Those persons placing orders outside the DIAMONDS Clearing Process should ascertain the deadlines applicable to DTC and the Federal Reserve Bank wire system by contacting the operations department of the broker or depository institution effectuating such transfer of securities and Cash Component. The DTC Participant notified of an order to create DIAMONDS outside the DIAMONDS Clearing Process shall be required to effect a transfer of (1) the requisite Index Securities through DTC by 11:00 a.m. on the next Business Day immediately following the Transmittal Date in such a way as to replicate the Portfolio Deposit established on the Transmittal Date by the Trustee in calculating the net asset value of the Trust and (2) the Cash Component through the Federal Reserve Bank wire system so as to be received by the Trustee by 2:00 p.m. on the next Business Day immediately following the Transmittal Date. If the Trustee does not receive both the Index Securities by 11:00 a.m. and the Cash Component by 2:00 p.m. on the Business Day immediately following the Transmittal Date, such order shall be canceled. Upon written notice to the Distributor, such canceled order may be resubmitted the following Business Day using a Portfolio Deposit as newly constituted to reflect the current net asset value of the Trust.

  All questions as to the number of shares of each of the Index Securities, the amount of the Cash Component and the validity, form, eligibility (including time of receipt) and acceptance for deposit of any Index Securities to be delivered shall be determined by the Trustee, whose determination shall be final and binding. The Trustee reserves the absolute right to reject a creation order transmitted to it by the Distributor in respect of any Portfolio Deposit or any component thereof if (a) the depositor or group of depositors, upon obtaining the DIAMONDS ordered, would own 80% or more of the current outstanding DIAMONDS (see "Tax Status of the Trust"), (b) the Portfolio Deposit is not in proper form; (c) acceptance of the Portfolio Deposit would have certain adverse tax consequences (see "Tax Status of the Trust"); (d) the acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; (e) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trustee, have an adverse effect on the Trust or the rights of Beneficial Owners; or (f) in the event that circumstances outside the control of the Trustee make it for all practical purposes impossible to process creations of DIAMONDS. The Trustee and the Sponsor are under no duty to give notification of any defects or irregularities in the delivery of Portfolio Deposits or any component thereof nor shall either of them incur any liability for the failure to give any such notification.

  A list of the Participating Parties or DTC Participants that have executed a Participant Agreement (as hereinafter defined) is available at the office of the Trustee at 1776 Heritage Drive, North Quincy, Massachusetts 02171 and the office of the Distributor at 370 17th Street, Suite 3100, Denver, CO 80202 during normal business hours.

PLACEMENT OF CREATION ORDERS USING DIAMONDS CLEARING PROCESS

  Portfolio Deposits created through the DIAMONDS Clearing Process must be delivered through a Participating Party (see "Prospectus Summary--Portfolio Deposits") that has executed a Participant Agreement with the Distributor and with the Trustee (as the same may be from time to time amended in accordance with its terms, the "Participant Agreement"). The Participant Agreement authorizes the Trustee to transmit to NSCC on behalf of the Participating Party such trade instructions as are necessary to effect the Participating Party's creation order. Pursuant to such trade instructions from the Trustee to NSCC, the Participating Party agrees to transfer the requisite Index Securities (or contracts to purchase such Index Securities that are expected to be delivered in a "regular way" manner by the third (3rd) NSCC Business
Day) and the Cash Component to the Trustee, together with such additional information as may be required by the Trustee. An order to create DIAMONDS through the DIAMONDS Clearing Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the Closing Time on such Transmittal Date and (ii) all other procedures set forth in the Participant Agreement are properly followed.

PLACEMENT OF CREATION ORDERS OUTSIDE DIAMONDS CLEARING PROCESS

  Portfolio Deposits created outside the DIAMONDS Clearing Process must be delivered through a DTC Participant that has executed a Participant Agreement with the Distributor and with the Trustee. A DTC Participant who wishes to place an order creating DIAMONDS to be effected outside the DIAMONDS Clearing Process need not be a Participating Party, but such orders must state that the DTC Participant is not using the DIAMONDS Clearing Process and that the creation of DIAMONDS will instead be effected through a transfer of securities and cash. The Portfolio Deposit transfer must be ordered by the DTC Participant in a timely fashion so as to ensure the delivery of the requisite number of Index Securities through DTC to the account of the Trustee by no later than 11:00 a.m. of the next Business Day immediately following the Transmittal Date. All questions as to the number of Index Securities to be delivered, and the validity, form and eligibility (including time of receipt) for the deposit of any tendered securities, will be determined by the Trustee, whose determination shall be final and binding. The cash equal to the Cash Component must be transferred directly to the Trustee through the Federal Reserve wire system in a timely manner so as to be received by the Trustee no later than 2:00 p.m. on the next Business Day immediately following the Transmittal Date. An order to create DIAMONDS outside the DIAMONDS Clearing Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the Closing Time on such Transmittal Date and (ii) all other procedures set forth in the Participant Agreement are properly followed. However, if the Trustee does not receive both the requisite Index Securities and the Cash Component in a timely fashion on the next Business Day immediately following the Transmittal Date, such order will be canceled. Upon written notice to the Distributor, such canceled order may be resubmitted the following Business Day using a Portfolio Deposit as newly constituted to reflect the current net asset value of the Trust. The delivery of DIAMONDS so created will occur no later than the third
(3rd) Business Day following the day on which the creation order is deemed received by the Distributor. Under the current schedule, the total fee charged in connection with the creation of one Creation Unit outside the DIAMONDS Clearing Process would be $4,000 (see "Prospectus Summary--Transaction Fee").

BOOK-ENTRY-ONLY SYSTEM

  The Depository acts as securities depository for DIAMONDS. DIAMONDS are represented by a single global security (the "Global Security"), which is registered in the name of Cede & Co., as nominee for the Depository and deposited with, or on behalf of, the Depository. Certificates will not be issued for DIAMONDS.

  The Depository has advised the Sponsor and the Trustee as follows: The Depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depository was created to hold securities of its participants (the "DTC Participants") and to facilitate the clearance and settlement of securities transactions among the DTC Participants in such securities through electronic book-entry changes in accounts of the DTC Participants, thereby eliminating the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depository.* Access to the Depository system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly (the "Indirect Participants"). The Depository agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law.

  Upon the settlement date of any creation, transfer or redemption of DIAMONDS, the Depository will credit or debit, on its book-entry registration and transfer system, the number of DIAMONDS so created, transferred or redeemed to the accounts of the appropriate DTC Participants. The accounts to be credited and charged shall be designated by the Trustee to NSCC, in the case of a creation or redemption through the DIAMONDS Clearing Process, or by the Trustee and the DTC Participant, in the case of a creation or redemption transacted outside of the DIAMONDS Clearing Process (see "The Trust-- Procedures for Creation of Creation Units" and "Redemption of DIAMONDS"). Beneficial ownership of DIAMONDS is limited to DTC Participants, Indirect Participants and persons holding interests through DTC Participants and Indirect Participants. Ownership of beneficial interests in DIAMONDS (owners of such beneficial interests are referred to herein as "Beneficial Owners") will be shown on, and the transfer of ownership will be effected only through, records maintained by the Depository (with respect to DTC Participants) and on the records of DTC Participants (with respect to Indirect Participants and Beneficial Owners that are not DTC Participants). Beneficial Owners are expected to receive from or through the DTC Participant a written confirmation relating to their purchase of DIAMONDS. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability of certain investors to acquire beneficial interests in DIAMONDS.

  So long as Cede & Co., as nominee of the Depository, is the registered owner of DIAMONDS, references herein to the registered or record owners of DIAMONDS
-----------

* As of December 31, 1997, the Exchange owns 4.68347% of the issued and outstanding shares of common stock of the Depository and an affiliate of the Exchange, AMEX Clearing Corp., owns 0.00188% of the issued and outstanding shares of common stock of the Depository. Also as of such date, the Trustee owns 4.35685% of the issued and outstanding shares of the common stock of the Depository.

shall mean Cede & Co. and shall not mean the Beneficial Owners of DIAMONDS. Beneficial Owners of DIAMONDS will not be entitled to have DIAMONDS registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form and will not be considered the record or registered holder thereof under the Trust Agreement. Accordingly, each Beneficial Owner must rely on the procedures of the Depository, the DTC Participant and any indirect Participant through which such Beneficial Owner holds its interests, to exercise any rights of a holder of DIAMONDS under the Trust Agreement. The Trustee and the Sponsor understand that under existing industry practice, in the event the Trustee requests any action of DIAMONDS Unit holders, or a Beneficial Owner desires to take any action that the Depository, as the record owner of all outstanding DIAMONDS, is entitled to take, the Depository would authorize the DTC Participants to take such action and that the DTC Participants would authorize the indirect Participants and Beneficial Owners acting through such DTC Participants to take such action or would otherwise act upon the instructions of Beneficial Owners owning through them.

  As described above, the Trustee recognizes the Depository or its nominee as the owner of all DIAMONDS for all purposes except as expressly set forth in the Trust Agreement. Conveyance of all notices, statements and other communications to Beneficial Owners is effected as follows. Pursuant to the agreement between the Trustee and the Depository (as the same may be from time to time amended in accordance with its terms, the "Depository Agreement"), the Depository is required to make available to the Trustee upon request and for a fee to be charged to the Trust a listing of the DIAMONDS Unit holdings of each DTC Participant. The Trustee shall inquire of each such DTC Participant as to the number of Beneficial Owners holding DIAMONDS, directly or indirectly, through such DTC Participant. The Trustee shall provide each such DTC Participant with copies of such notice, statement or other communication, in such form, number and at such place as such DTC Participant may reasonably request, in order that such notice, statement or communication may be transmitted by such DTC Participant, directly or indirectly, to such Beneficial Owners. In addition, the Trust shall pay to each such DTC Participant a fair and reasonable amount as reimbursement for the expenses attendant to such transmittal, all subject to applicable statutory and regulatory requirements.

  DIAMONDS Unit distributions shall be made to the Depository or its nominee, Cede & Co., as the registered owner of all DIAMONDS. The Trustee and the Sponsor expect that the Depository or its nominee, upon receipt of any payment of distributions in respect of DIAMONDS, shall credit immediately DTC Participants' accounts with payments in amounts proportionate to their respective beneficial interests in DIAMONDS as shown on the records of the Depository or its nominee. The Trustee and the Sponsor also expect that payments by DTC Participants to indirect Participants and Beneficial Owners of DIAMONDS held through such DTC Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in a "street name," and will be the responsibility of such DTC Participants. Neither the Trustee nor the Sponsor has or will have any responsibility or liability for any aspects of the records relating to or notices to Beneficial Owners, or payments made on account of beneficial ownership interests in DIAMONDS, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depository and the DTC Participants or the relationship between such DTC Participants and the indirect Participants and Beneficial Owners owning through such DTC Participants.

  Beneficial Owners may elect to have their distributions reinvested in additional DIAMONDS (see "Dividend Reinvestment Service").

  The Depository may determine to discontinue providing its service with respect to DIAMONDS at any time by giving notice to the Trustee and the Sponsor and discharging its responsibilities with respect thereto under applicable law. Under such circumstances, the Trustee and the Sponsor shall take action either to find a replacement for the Depository to perform its functions at a comparable cost or, if such a replacement is unavailable, to terminate the Trust (see "Termination of the Trust").

                                 THE PORTFOLIO

  Because the objective of the Trust is to provide investment results that correspond substantially to the price and yield performance of the DJIA, the Portfolio will at any time consist of as many of the Index Securities as is practicable and under most circumstances, all of the Index Securities. It is anticipated that cash or cash items (other than dividends held for distribution) normally would not be a substantial part of the Trust's net assets. Although the Trust may at any time fail to own certain of the Index Securities, the Trust will be substantially invested in Index Securities and the Sponsor believes that such investment should result in a close correspondence between the investment performance of the DJIA and that derived from ownership of DIAMONDS.

ADJUSTMENTS TO THE PORTFOLIO

  The DJIA is a price-weighted index of 30 component common stocks, the components of which are determined by the editors of The Wall Street Journal, without any consultation with the companies, the respective stock exchange or any official agency.

  Because the investment objective of the Trust is to provide investment results that generally correspond to the price and yield performance of the DJIA, capital changes such as stock splits and composition changes to the DJIA create the need for the Trust to make corresponding Portfolio adjustments as described below.

  The Trustee will adjust the composition of the Portfolio from time to time, to the extent practicable, to conform to changes in the composition of the Index Securities. Pursuant to the provisions of the Agreement, the Trustee will make conforming changes to the Trust's portfolio in order to correlate the Securities with the Index Securities comprising the DJIA, within three (3) Business Days before or after the day on which such changes are scheduled to take effect at the close of the market. While other DJIA changes may lead to adjustments in the Trust's portfolio, the most common changes are likely to occur as a result of changes in the Index Securities included in the DJIA and as a result of stock splits. The Agreement sets forth the method of adjustments which may occur thereunder as a result of corporate actions to the DJIA, such as stock splits or changes in the identity of the component stocks.

  For example, in the event of an Index Security change (in which the common stock of one issuer held in the DJIA is replaced by the common stock of another), the Trustee may sell all shares of the Security held in the Portfolio corresponding to the old Index Security and use the proceeds of such sale to purchase replacement Securities corresponding to the new Index Security. If the share price of the removed Security was higher than the price of its replacement Security, the Trustee will calculate how to allocate the proceeds of the sale of the removed Security between purchase of the replacement Security and purchases of additional shares of other Securities currently held in the Portfolio so that the number of shares of each Security in the Portfolio after the transactions would be as nearly equal as practicable. If the share price of the removed Security was lower than the price of the replacement Security, the Trustee will calculate the number of shares of each of the other Securities currently held in the Portfolio that must be sold in order to purchase enough shares of the replacement Security so that the number of shares of each Security in the Portfolio after the transactions would be as nearly equal as practicable.

  In the event of a stock split, the price weighting of the stock which is split will drop. The Trustee may make the corresponding Portfolio Adjustment by selling the additional shares of the Security received from the stock split. The Trustee may then use the proceeds of the sale to buy an equal number of shares of each Security held in the Portfolio--including the Security which had just experienced a stock split. In practice, of course, not all the shares received in the split would be sold: enough of those shares would be retained to make an increase in the number of split shares equal to the increase in the number of shares in each of the other Securities held in the Portfolio purchased with the proceeds of the sale of the remaining shares resulting from such split.

  As a result of the purchase and sale of Securities in accordance with these requirements, or the creation of Creation Units, the Trust may hold some amount of residual cash (other than cash held temporarily due to timing differences between the sale and purchase of Securities, cash delivered in lieu of Index Securities, undistributed income (including Dividend Equivalent Payments), or undistributed capital gains) as a result of such transactions, which amount shall not exceed for more than two (2) consecutive Business Days 5/10th of 1 percent of the aggregate value of the Securities. Cash in excess of such amounts will be used by the Trustee to purchase additional Securities.

  All adjustments to the Portfolio held by the Trustee shall be made by the Trustee pursuant to the foregoing specifications and as set forth in the Trust Agreement and shall be non-discretionary. All portfolio adjustments will be made as described herein unless such adjustments would cause the Trust to lose its status as a "regulated investment company" under Subchapter M of the Internal Revenue Code. Additionally, the Trustee is required to adjust the composition of the Portfolio at any time if it is necessary to insure the continued qualification of the Trust as a regulated investment company (see "Tax Status of the Trust"). The adjustments provided herein are intended to conform the composition of the Portfolio, to the extent practicable, to the composition of the Index Securities. Such adjustments are based upon the DJIA as it is currently determined by Dow Jones. To the extent that the method of determining the DJIA is changed by Dow Jones in a manner that would affect the adjustments provided for herein, the Trustee and the Sponsor shall have the right to amend the Trust Agreement, without the consent of the Depository or Beneficial Owners, to conform the adjustments provided herein and in the Trust Agreement to such changes so that the objective of tracking the DJIA is maintained.

  In making the adjustments described herein, the Trustee shall rely on Dow Jones for information as to the composition of the Index Securities. If the Trustee becomes incapable of obtaining or processing such information or NSCC is unable to receive such information from the Trustee on any Business Day, then the Trustee shall use the composition and weightings of the Index Securities for the most recently effective Portfolio Deposit for the purposes of all adjustments and determinations described herein (including, without limitation, determination of the securities portion of the Portfolio Deposit) until the earlier of (a) such time as current information with respect to the Index Securities is available or (b) three (3) consecutive Business Days have elapsed. If such current information is not available and three (3) consecutive Business Days have elapsed, the composition and weightings of the Securities (as opposed to the Index Securities) shall be used for the purposes of all adjustments and determinations herein (including, without limitation, determination of the securities portion of the Portfolio Deposit) until current information with respect to the Index Securities is available.

  At such time as the Trustee gives written notice of the termination of the Trust (see "Administration of the Trust--Termination"), from and after the date of such notice the Trustee shall use the composition and weightings of the Securities as of such notice date for the purpose and determination of all redemptions or other required uses of the basket.

  From time to time Dow Jones may make adjustments to the composition of the DJIA as a result of a merger or acquisition involving one or more of the Index

Securities. In such cases, the Trust, as shareholder of securities of an issuer that is the object of such merger or acquisition activity, may receive various offers from would-be acquirors of the issuer. The Trustee is not permitted to accept any such offers until such time as it has been determined that the securities of the issuer will be removed from the DJIA. Since securities of an issuer may be removed from the DJIA only after the consummation of a merger or acquisition of such issuer, in selling the securities of such issuer the Trust may receive, to the extent that market prices do not provide a more attractive alternative, whatever consideration is being offered to the shareholders of such issuer that have not tendered their shares prior to such time. Any cash received in such transactions will be reinvested in Index Securities in proportion to the new composition of the Index Securities in the DJIA. Any securities received as a part of the consideration that are not Index Securities will be sold as soon as practicable and the cash proceeds of such sale will be reinvested in proportion to the new composition of the Index Securities in the DJIA.

  Purchases and sales of Securities resulting from the adjustments described above will be made in the share amounts dictated by the foregoing specifications, whether round lot or odd lot. Certain Index Securities, however, may at times not be available in the quantities that the foregoing calculations require. For this and other reasons, precise duplication of the proportionate relationship between the Portfolio and the Index Securities may sometimes not be possible but nevertheless will continue to be the objective in connection with all acquisitions and dispositions of Securities.

  The Trust is a unit investment trust registered under the 1940 Act, and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes to a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio held by the Trust, however, is not managed. Instead, the only purchases and sales that are made with respect to the Portfolio will be those necessary to create, to the extent feasible, a portfolio that is designed to replicate the DJIA to the extent practicable, taking into consideration the adjustments referred to above. Since no attempt is made to "manage" the Trust in the traditional sense, the adverse financial condition of an issuer will not be the basis for the sale of its securities from the Portfolio unless the issuer is removed from the DJIA.

  The Trust will be liquidated on the fixed Mandatory Termination Date unless terminated earlier under certain circumstances (see "Administration of the Trust--Termination"). In addition, Beneficial Owners of DIAMONDS in Creation Unit size aggregations have the right to redeem in kind (see "Redemption of DIAMONDS").

ADJUSTMENTS TO THE PORTFOLIO DEPOSIT

  On each Business Day following the Initial Date of Deposit (each such day an "Adjustment Day"), the number of shares and/or identity of each of the Index

Securities in a Portfolio Deposit is adjusted in accordance with the following procedure. At the close of the market on each Adjustment Day, the Trustee calculates the net asset value of the Trust (see "Valuation"). The net asset value is divided by the number of outstanding DIAMONDS multiplied by 50,000 DIAMONDS in one Creation Unit, resulting in a net asset value per Creation Unit (the "NAV Amount"). The Trustee then calculates the number of shares of each of the component stocks of the DJIA in a Portfolio Deposit for the following Business Day ("Request Day"), such that (1) the market value at the close of the market on Adjustment Day of the securities to be included in the Portfolio Deposit on Request Day, together with the Cash Component or Cash Redemption Payment (defined below), as the case may be, effective for requests to create or redeem on Adjustment Day, equals the NAV Amount and (2) the securities in a Portfolio Deposit correspond to the securities in the DJIA after the close of trading on Request Day. For each security, the number resulting from such calculation is rounded down to the nearest whole share. The securities so calculated constitute the securities portion of the Portfolio Deposit effective on Request Day and thereafter until the next subsequent Adjustment Day, as well as the Securities to be delivered by the Trustee in the event of request for redemption of DIAMONDS in Creation Unit size aggregations on Request Day and thereafter until the following Adjustment Day (see "Redemption of DIAMONDS"). In addition to the foregoing adjustments, in the event that there shall occur a stock split, stock dividend or reverse split with respect to any Index Security that results in an adjustment to the DJIA divisor, the Portfolio Deposit shall be adjusted to take account of such stock split, stock dividend or reverse split.

  On Request Day and on each day that a request for the creation or redemption of DIAMONDS in Creation Unit size aggregations is deemed received, the Trustee calculates the market value of the securities portion of the Portfolio Deposit as in effect on Request Day as of the close of the market and adds to that amount the Dividend Equivalent Payment effective for requests to create or redeem on Request Day (such market value and Dividend Equivalent Payment are collectively referred to herein as the "Portfolio Deposit Amount"). The Trustee then calculates the NAV Amount, based on the close of the market on Request Day. The difference between the NAV Amount so calculated and the Portfolio Deposit Amount is the "Balancing Amount". The Balancing Amount serves the function of compensating for any differences between the value of the Portfolio Deposit Amount and the NAV Amount at the close of trading on Request Day due to, for example, a difference in the percentage of the Creation Unit and the percentage of the Trust's assets held in cash or a change in the composition of the Index.

  As previously discussed, the Dividend Equivalent Payment and the Balancing Amount in effect at the close of business on Request Date are collectively referred to as the Cash Component or the Cash Redemption Payment (see "Prospectus Summary--Portfolio Deposits" and "Prospectus Summary-- Redemption"). If the Balancing

Amount is a positive number (i.e., if the NAV Amount exceeds the Portfolio Deposit Amount) then, with respect to the creation of DIAMONDS, the Balancing Amount shall increase the Cash Component of the then effective Portfolio Deposit transferred to the Trustee by a creator, and with respect to redemptions of DIAMONDS in Creation Unit size aggregations, the Balancing Amount shall be added to the cash transferred to a redeemer by the Trustee. If the Balancing Amount is a negative number (i.e., if the NAV Amount is less than the Portfolio Deposit Amount) then, with respect to the creation of DIAMONDS such amount shall decrease the Cash Component of the then effective Portfolio Deposit to be transferred to the Trustee by the creator or, if such cash portion is less than the Balancing Amount, the difference shall be paid by the Trustee to the creator, and with respect to redemptions of DIAMONDS in Creation Unit size aggregations, the Balancing Amount shall be deducted from the cash transferred to the redeemer or, if such cash is less than the Balancing Amount, the difference shall be paid by the redeemer to the Trustee.

  In the event that the Trustee has included the cash equivalent value of one or more Index Securities in the Portfolio Deposit because the Trustee has determined that such Index Securities are likely to be unavailable or available in insufficient quantity for delivery, the Portfolio Deposit so constituted shall dictate the Index Securities to be delivered in connection with the creation of DIAMONDS in Creation Unit size aggregations and upon the redemption of DIAMONDS in Creation Unit size aggregations for all purposes hereunder until such time as the securities portion of the Portfolio Deposit is subsequently adjusted.

  In connection with the creation or redemption of DIAMONDS, if an investor is restricted by regulation or otherwise from investing or engaging in a transaction in one or more Index Securities, the Trustee, in its discretion, shall have the right to include the cash equivalent value of such Index Securities in the Portfolio Deposit as part of the Cash Component (or the Cash Redemption Payment, as the case may be) in lieu of the inclusion of such Index Securities in the securities portion of the Portfolio Deposit for the particular affected investor. The amount of such cash equivalent payment may require the Trustee to purchase the appropriate number of shares of the Index Security that such investor was unable to purchase. In any such case such investor shall pay the Trustee the standard Transaction Fee, plus an additional amount not to exceed three (3) times the Transaction Fee applicable for a Creation Unit.

  The Trustee, in its discretion, upon the request of the redeeming investor, may redeem Creation Units in whole or in part by providing such redeemer with a portfolio of Securities differing in exact composition from the Index Securities but not differing in net asset value from the then-current Portfolio Deposit. Such a redemption might be made, for example, if it were to be determined that this composition would be appropriate in order to maintain the Trust Portfolio correlation to the price-weighted composition of the DJIA (i.e. an equal number of shares of each component stock), for instance when a stock split in one of the DJIA Index Securities occurs.

SELECTION AND ACQUISITION OF SECURITIES

  In prescribing the method described above for selecting the Index Securities that constitute the prescribed Portfolio Deposit from time to time, the Sponsor intends to duplicate, to the extent practicable, the component securities of the DJIA as of the relevant date.

  Because certain of the Securities from time to time may be sold or may otherwise be changed under certain circumstances as described herein, no assurance can be given that the Trust will retain for any length of time its size and composition (see "The Portfolio--Adjustments to the Portfolio"). Also, the deposit of additional Portfolio Deposits and the redemption of DIAMONDS in Creation Unit size aggregations will affect the size and composition of the Trust.

  Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities.

                                   THE DJIA

  The Sponsor selected the DJIA as the basis for the selection of the securities held by the Trust because it is well known to investors and contains some of the most well known, liquid and highly capitalized companies in the U.S. Many of the stocks in the DJIA are household names.

  The DJIA was first published in 1896. Initially comprised of 12 companies, the DJIA has evolved into the most recognizable stock indicator in the world, and the only index composed of companies that have sustained earnings performance over a significant period of time. In its second century, the DJIA is the oldest continuous barometer of the U.S. stock market, and the most widely quoted indicator of U.S. stock market activity.

  The 30 stocks now comprising the DJIA are all leaders in their respective industries, and their stocks are widely held by individuals and institutional investors. These stocks represent approximately one-fifth of the $1 trillion-plus market value of all US stocks and approximately one-fourth of the value of stocks listed on the New York Stock Exchange.

  The Sponsor has been granted a license to use the DJIA as a basis for determining the composition of the Trust and to use certain trademarks of Dow Jones in connection with the Trust (see "License Agreement"). Dow Jones is not responsible for and shall not participate in the creation or sale of DIAMONDS or in the determination of the timing of, prices at, or quantities and proportions in which purchases or sales of Index Securities or Securities shall be made. The information in this Prospectus concerning Dow Jones and the DJIA has been obtained from sources that the Sponsor believes to be reliable, but the Sponsor takes no responsibility for the accuracy of such information.

  The following table shows the actual performance of the DJIA for the years 1896 through 1997. Stock prices fluctuated widely during this period and were higher at the end than at the beginning. The results shown should not be considered as a representation of the income yield or capital gain or loss that may be generated by the DJIA in the future, nor should the results be considered as a representation of the performance of the Trust.

YEAR                                       DJIA    POINT   YEAR %           %
ENDED                                     CLOSE    CHANGE  CHANGE   DIVS  YIELD
-----                                    -------- -------- ------  ------ -----
1997.................................... 7,908.25 1,459.98   22.6% 136.10 1.72%
1996.................................... 6,448.27 1,331.20   26.0  131.14 2.03
1995.................................... 5,117.12 1,282.70   33.5  116.56 2.28
1994.................................... 3,834.44     80.3    2.1  105.66 2.76
1993.................................... 3,754.09      453   13.7   99.66 2.65
1992.................................... 3,301.11    132.3    4.2  100.72 3.05
1991.................................... 3,168.83    535.2   20.3   95.18 3.00
1990.................................... 2,633.66  - 119.5  - 4.3   103.7 3.94
1989.................................... 2,753.20    584.6   27.0     103 3.74
1988.................................... 2,168.57    229.7   11.8   79.53 3.67
1987.................................... 1,938.83     42.9    2.3    71.2 3.67
1986.................................... 1,895.95    349.3   22.6   67.04 3.54
1985.................................... 1,546.67    335.1   27.7   62.03 4.01
1984.................................... 1,211.57   - 47.1  - 3.7   60.63 5.00
1983.................................... 1,258.64    212.1   20.3   56.33 4.48
1982.................................... 1,046.54    171.5   19.6   54.14 5.17
1981....................................      875     - 89  - 9.2   56.22 6.43
1980....................................   963.99    125.3   14.9   54.36 5.64
1979....................................   838.74     33.7    4.2   50.98 6.08
1978....................................   805.01   - 26.2  - 3.1   48.52 6.03
1977....................................   831.17  - 173.5 - 17.3   45.84 5.52
1976.................................... 1,004.65    152.2   17.9    41.4 4.12
1975....................................   852.41    236.2   38.3   37.46 4.39
1974....................................   616.24  - 234.6 - 27.6   37.72 6.12
1973....................................   850.86  - 169.2 - 16.6   35.33 4.15
1972.................................... 1,020.02    129.8   14.6   32.27 3.16
1971....................................    890.2     51.3    6.1   30.86 3.47
1970....................................   838.92     38.6    4.8   31.53 3.76
1969....................................   800.36  - 143.4 - 15.2    33.9 4.24
1968....................................   943.75     38.6    4.3   31.34 3.32

YEAR                                          DJIA   POINT  YEAR %          %
ENDED                                        CLOSE  CHANGE  CHANGE  DIVS  YIELD
-----                                        ------ ------- ------  ----- -----
1967........................................ 905.11   119.4   15.2% 30.19  3.34%
1966........................................ 785.69 - 183.6 - 18.9  31.89  4.06
1965........................................ 969.26    95.1   10.9  28.61  2.95
1964........................................ 874.13   111.2   14.6  31.24  3.57
1963........................................ 762.95   110.9   17.0  23.41  3.07
1962........................................  652.1    - 79 - 10.8   23.3  3.57
1961........................................ 731.14   115.3   18.7  22.71  3.11
1960........................................ 615.89  - 63.5  - 9.3  21.36  3.47
1959........................................ 679.36    95.7   16.4  20.74  3.05
1958........................................ 583.65     148   34.0     20  3.43
1957........................................ 435.69  - 63.8 - 12.8  21.61  4.96
1956........................................ 499.47    11.1    2.3  22.99  4.60
1955........................................  488.4      84   20.8  21.58  4.42
1954........................................ 404.39   123.5   44.0  17.47  4.32
1953........................................  280.9    - 11  - 3.8  16.11  5.74
1952........................................  291.9    22.7    8.4  15.43  5.29
1951........................................ 269.23    33.8   14.4  16.34  6.07
1950........................................ 235.41    35.3   17.6  16.13  6.85
1949........................................ 200.13    22.8   12.9  12.79  6.39
1948........................................  177.3   - 3.9  - 2.1   11.5  6.49
1947........................................ 181.16       4    2.2   9.21  5.08
1946........................................  177.2  - 15.7  - 8.1    7.5  4.23
1945........................................ 192.91    40.6   26.6   6.69  3.47
1944........................................ 152.32    16.4   12.1   6.57  4.31
1943........................................ 135.89    16.5   13.8    6.3  4.64
1942........................................  119.4     8.4    7.6    6.4  5.36
1941........................................ 110.96  - 20.2 - 15.4   7.59  6.84
1940........................................ 131.13  - 19.1 - 12.7   7.06  5.38
1939........................................ 150.24   - 4.5  - 2.9   6.11  4.07
1938........................................ 154.76    33.9   28.1   4.98  3.22
1937........................................ 120.85  - 59.1 - 32.8   8.78  7.27
1936........................................  179.9    35.8   24.8   7.05  3.92
1935........................................ 144.13    40.1   38.5   4.55  3.16
1934........................................ 104.04     4.1    4.1   3.66  3.52
1933........................................   99.9      40   66.7    3.4  3.40
1932........................................  59.93    - 18 - 23.1   4.62  7.71
1931........................................   77.9  - 86.7 - 52.7    8.4 10.78
1930........................................ 164.58  - 83.9 - 33.8  11.13  6.76
1929........................................ 248.48  - 51.5 - 17.2  12.75  5.13
1928........................................    300    97.6   48.2     NA    NA
1927........................................  202.4    45.2   28.8     NA    NA
1926........................................  157.2     0.5    0.3     NA    NA
1925........................................ 156.66    36.2   30.0     NA    NA
1924........................................ 120.51      25   26.2     NA    NA
1923........................................  95.52   - 3.2  - 3.3     NA    NA
1922........................................  98.73    17.6   21.7     NA    NA

YEAR                                             DJIA  POINT  YEAR %         %
ENDED                                           CLOSE  CHANGE CHANGE  DIVS YIELD
-----                                           ------ ------ ------  ---- -----
1921...........................................   81.1    9.1   12.7%  NA    NA%
1920...........................................  71.95 - 35.3 - 32.9   NA    NA
1919........................................... 107.23     25   30.5   NA    NA
1918...........................................   82.2    7.8   10.5   NA    NA
1917...........................................  74.38 - 20.6 - 21.7   NA    NA
1916...........................................     95  - 4.2  - 4.2   NA    NA
1915...........................................  99.15   44.6   81.7   NA    NA
1914...........................................  54.58 - 24.2 - 30.7   NA    NA
1913...........................................  78.78  - 9.1 - 10.3   NA    NA
1912...........................................  87.87    6.2    7.6   NA    NA
1911...........................................  81.68    0.3    0.4   NA    NA
1910...........................................  81.36 - 17.7 - 17.9   NA    NA
1909...........................................  99.05   12.9   15.0   NA    NA
1908...........................................  86.15   27.4   46.6   NA    NA
1907...........................................  58.75 - 35.6 - 37.7   NA    NA
1906...........................................  94.35  - 1.9  - 1.9   NA    NA
1905...........................................   96.2   26.6   38.2   NA    NA
1904...........................................  69.61   20.5   41.7   NA    NA
1903...........................................  49.11 - 15.2 - 23.6   NA    NA
1902...........................................  64.29  - 0.3  - 0.4   NA    NA
1901...........................................  64.56  - 6.1  - 8.7   NA    NA
1900...........................................  70.71    4.6    7.0   NA    NA
1899...........................................  66.08    5.6    9.2   NA    NA
1898...........................................  60.52   11.1   22.5   NA    NA
1897...........................................  49.41      9   22.2   NA    NA
1896...........................................  40.45     NA     NA   NA    NA

-----------
 * Source: Dow Jones. Year-end index values shown do not reflect reinvestment of dividends nor costs, such as brokerage charges and transaction costs.
** Source: Dow Jones. Yields are obtained by dividing the sum of the then most recent four quarters' cash dividends per share of each of the component stocks in the DJIA by the sum of the prices at year end of the component stocks in the DJIA.

  The DJIA is a price-weighted stock index, meaning that the component stocks of the DJIA are accorded relative importance based on their prices. In this regard, the DJIA is unlike many other stock indexes which weight their component stocks by market capitalization (price times shares outstanding). The DJIA is called an "average" because originally it was calculated by adding up the component stock prices and then dividing by the number of stocks. The method remains the same today, but the divisor (the number that is divided into the total of the stock prices) has been increased to eight significant digits to minimize distortions due to rounding and has been adjusted over time to insure continuity of the DJIA after component stock changes and corporate actions, as discussed below.

  The DJIA divisor is adjusted due to corporate actions that change the price of any of its component shares. The most frequent reason for such an adjustment is a stock split. For example, suppose a company in the DJIA issues one new share for each share outstanding. After this two-for-one "split," each share of stock is worth half what it was immediately before, other things being equal. But without an adjustment in the divisor, this split would produce a distortion in the DJIA. An adjustment must be made to compensate so that the "average" will remain unchanged. At Dow Jones, this adjustment is handled by changing the divisor.* The formula used to calculate divisor adjustments is:

                                        Adjusted Sum     Unadjusted Sum
   New Divisor   =  Current Divisor  x   of Prices    /    of Prices

  Changes in the composition of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the respective stock exchange, or any official agency. Additions or deletions of components may be made to achieve better representation of the broad market and of American industry.

  In selecting components for the DJIA, the following criteria are used: 1) the company is not a utility or in the transportation business; 2) the company has a premier reputation in its field; 3) the company has a history of successful growth; and 4) there is wide interest among individual and institutional investors. Whenever one component is changed, the others are reviewed. For the sake of historical continuity, composition changes are made rarely.

  Although all 30 components are currently listed on the New York Stock Exchange, listing on the New York Stock Exchange is not a criterion for selection. Dow Jones & Co. announced the following changes in the components of the DJIA, effective with trading Monday, March 17, 1997.

  Companies removed were:

  .Woolworth Corp., which had been in the DJIA since 1924.

  .Westinghouse Electric, which had been in the DJIA since 1928.

  .Texaco Inc., which had been in the DJIA since 1925.

  .Bethlehem Steel, which had been in the DJIA since 1928.

  Companies added were:

  .Hewlett-Packard

  .Johnson & Johnson

  .Traveler's Group Inc.

  .Wal-Mart Stores Inc.
-----------
* Currently, the divisor is recalculated after the close of business on the day prior to the occurrence of the split.

                               LICENSE AGREEMENT

  Under the terms of a license agreement with Dow Jones (the "License Agreement"), the Sponsor and the Exchange have been granted a license to use the DJIA as a basis for determining the composition of the Trust and to use certain trade names, trademarks and service marks of Dow Jones in connection with the Trust. The License Agreement may be amended by the parties thereto without the consent of any of the Beneficial Owners of DIAMONDS. Currently, the License Agreement is scheduled to expire five years from the commencement date of trading of DIAMONDS, in accordance with its terms and is subject to a five year renewal period following such date. The parties thereto may extend the term of the License Agreement beyond such date without the consent of any of the Beneficial Owners of DIAMONDS.

  None of the Trust, the Trustee, the Distributor, the Depository or any Beneficial Owner of DIAMONDS is entitled to any rights whatsoever under the foregoing licensing arrangements or to use the trademarks and service marks "Dow Jones", "DIAMONDS", "THE DOW INDUSTRIALS", "The Dow", "DJIA" or "Dow Jones Industrial Average", or to use the DJIA except as specifically described herein or as may be specified in the Trust Agreement.

  The Trust is not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the Beneficial Owners of DIAMONDS or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly. Dow Jones' only relationship to the Sponsor, the Exchange and the Trust is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the DJIA which is determined, composed and calculated by Dow Jones without regard to the Sponsor, the Exchange, the Trust or the Beneficial Owners of DIAMONDS. Dow Jones has no obligation to take the needs of the Sponsor, the Exchange, the Trust or the Beneficial Owners of DIAMONDS into consideration in determining, comprising or calculating the DJIA. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the DIAMONDS to be issued or in the determination or calculation of the equation by which the DIAMONDS are to be redeemed. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of DIAMONDS.

  DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DJIA OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, THE EXCHANGE, THE TRUST, BENEFICIAL OWNERS OF DIAMONDS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DJIA OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO

EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, WITH RESPECT TO THE DJIA OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES, THE SPONSOR AND THE EXCHANGE.

                               EXCHANGE LISTING

  As described above, DIAMONDS have been accepted for listing on the Exchange, subject to official notice of issuance. Transactions involving DIAMONDS in the public trading market are subject to customary brokerage charges and commissions.

  The Sponsor's aim in designing DIAMONDS was to provide investors with a security whose initial market value would approximate one-hundredth ( 1/100th) the value of the DJIA. Thus, for example, if the DJIA were at 7500, investors might expect a DIAMONDS Unit to trade at approximately $75. Note, however, that the market price of a DIAMONDS Unit should also reflect its share of the dividends accumulated on the Securities (see "Administration of the Trust,Distributions to Beneficial Owners") and may also be affected by supply and demand, market volatility, sentiment and other factors.

  There can be no assurance that DIAMONDS will always be listed on the Exchange. The Exchange will consider the suspension of trading in or removal from listing of DIAMONDS:

    (a) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of DIAMONDS for 30 or more consecutive trading days;

    (b) if the DJIA is no longer calculated or available; or

    (c) if such other event shall occur or condition exists which, in the opinion of the Exchange, makes further dealings on the Exchange inadvisable.

  The Trust is not required to pay a listing fee to the Exchange.

  The Trust will be terminated in the event that DIAMONDS are delisted (see "Administration of the Trust--Termination").

                            TAX STATUS OF THE TRUST

  The Trust intends to qualify for and elect tax treatment as a "regulated investment company" under Subchapter M of the Code. The Trust intends to adopt a year ending on October 31 of each year. To qualify as a regulated investment company, the Trust must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, gains from the sale or other disposition of stock, securities or foreign currencies, or certain other sources, (b) meet certain diversification tests, and (c) distribute in each year at least 90% of its investment company taxable income. If the Trust qualifies as a regulated investment company, subject to certain conditions and requirements, the Trust will not be subject to federal income tax to the extent its income is distributed in a timely manner. Any undistributed income may be subject to tax, including a four percent (4%) excise tax imposed by section 4982 of the Code on certain undistributed income of a regulated investment company that does not distribute to shareholders in a timely manner at least ninety-eight percent (98%) of its taxable income (including capital gains).

TAX CONSEQUENCES TO BENEFICIAL OWNERS

  Dividends paid by the Trust from its investment company taxable income (which includes dividends, interest and the excess of net short-term capital gains over net long-term capital losses) will be taxable to Beneficial Owners as ordinary income. A dividend paid in January will be considered for federal income tax purposes to have been paid by the Trust and received by Beneficial Owners on the preceding December 31 if the dividend was declared in the preceding October, November or December to Beneficial Owners of record shown on the records of the Depository and the DTC Participants (see "The Trust-- Book Entry Only System") on a date in one of those months.

  Distributions paid by the Trust from the excess of net long-term capital gains over net short-term capital losses ("net capital gain") are taxable as long-term capital gain, regardless of the length of time an investor has owned DIAMONDS. Any loss on the sale or exchange of a share held for six months or less may be treated as a long-term capital loss to the extent of any capital gain dividends received by the Beneficial Owner. For corporate investors, dividends from net investment income (but not return of capital distributions or capital gain dividends) generally will qualify for the corporate dividends-received deduction to the extent of qualifying dividend income received by the Trust, subject to the limitations contained in the Code. Investors should note that the regular monthly dividends paid by the Trust will not be based on the Trust's investment company taxable income and net capital gain, but rather will be based on the dividends paid with respect to the Securities. As a result, a portion of the distributions of the Trust may be treated as a return of capital or a capital gain dividend for federal income tax purposes or the Trust may make additional distributions in excess of the yield performance of the Securities in order to distribute all of its investment company taxable income and net capital gain.

  Distributions in excess of the Trust's current or accumulated earnings and profits (as specially computed) generally will be treated as a return of capital for federal income tax purposes and will reduce a Beneficial Owner's tax basis in DIAMONDS. Return of capital distributions may result, for example, if a portion of the dividends declared represents cash amounts deposited in connection with Portfolio Deposits rather than dividends actually received by the Trust. Under certain circumstances, a significant portion of the Trust's regular monthly dividends could be treated as return of capital distributions. Such circumstances may be more likely to occur in periods during which the number of outstanding DIAMONDS fluctuates significantly, as may occur during the initial years of the Trust. Beneficial Owners will receive annually notification from the Trustee through the DTC Participants as to the tax status of the Trust's distributions (see "The Trust--Book-Entry-Only System"). A distribution paid shortly after a purchase or creation of DIAMONDS may be taxable even though in effect it may represent a return of capital. Under the Taxpayer Relief Act of 1997, capital gains realized on the sale of property held for more than one year but not more than eighteen months are considered "mid-term gains." In the case of individuals, mid-term gains are taxed at lower rates than ordinary income, but not as favorably as capital gains on property held for more than eighteen months. The Trustee will identify in the annual tax information statement provided to Beneficial Owners the breakdown of capital gain distributions between mid-term gains and long-term gains.

  Distributions reinvested in additional DIAMONDS through the means of the Service (see "Dividend Reinvestment Service") will nevertheless be taxable dividends to Beneficial Owners acquiring such additional DIAMONDS to the same extent as if such dividends had been received in cash.

  The sale of DIAMONDS by a Beneficial Owner is a taxable event, and may result in a gain or loss, which generally should be a capital gain or loss for Beneficial Owners that are not dealers in securities.

  Under the Code, an in-kind redemption of DIAMONDS will not result in the recognition of taxable gain or loss by the Trust but generally will constitute a taxable event for the redeeming shareholder. Upon redemption, a Beneficial Owner generally will recognize gain or loss measured by the difference on the date of redemption between the aggregate value of the cash and securities received and its tax basis in the DIAMONDS redeemed. Securities received upon redemption (which will be comprised of the securities portion of the Portfolio Deposit in effect on the date of redemption) generally will have an initial tax basis equal to their respective market values on the date of redemption. The Internal Revenue Service ("IRS") may assert that any resulting loss may not be deducted by a Beneficial Owner on the basis that there has been no material change in such Beneficial Owner's economic position or that the transaction has no significant economic or business utility apart from the anticipated tax consequences. Beneficial Owners of DIAMONDS in Creation Unit size aggregations should consult their own tax advisors as to the consequences to them of the redemption of DIAMONDS.

  Dividend distributions, capital gains distributions, and capital gains from sales or redemptions may also be subject to state, local and foreign taxes.

  Deposit of a Portfolio Deposit with the Trustee in exchange for DIAMONDS in Creation Unit size aggregations will not result in the recognition of taxable gain or loss by the Trust but generally will constitute a taxable event to the depositor under the Code, and a depositor generally will recognize gain or loss with respect to each security deposited equal to the difference between the amount realized in respect of the security and the depositor's tax basis therein. The amount realized with respect to a security deposited should be determined by allocating the value on the date of deposit of the DIAMONDS received (less any cash paid to the Trust, or plus any cash received from the Trust, in connection with the deposit) among the securities deposited on the basis of their respective fair market values at that time. The IRS may assert that any resulting losses may not be deducted by a depositor on the basis that there has been no material change in the depositor's economic position or that the transaction has no significant economic or business utility or purpose apart from the anticipated tax consequences. Depositors should consult their own tax advisors as to the tax consequences to them of a deposit to the Trust.

  After the initial deposit of Portfolio Deposits with the Trustee, the Trustee has the right to reject the order to create Creation Units transmitted to it by the Distributor if the depositor or group of depositors, upon obtaining the DIAMONDS ordered, would own eighty percent (80%) or more of the outstanding DIAMONDS, and if pursuant to section 351 of the Code such a circumstance would result in the Trust having a basis in the securities deposited different from the market value of such securities on the date of deposit. The Trustee has the right to require information regarding DIAMONDS Unit ownership pursuant to the Participant Agreement and from the Depository and to rely thereon to the extent necessary to make the foregoing determination as a condition to the acceptance of a Portfolio Deposit.

  Ordinary income dividends received via the Depository by Beneficial Owners who are non-resident aliens will be subject to a thirty percent (30%) United States withholding tax unless a reduced rate of withholding or a withholding exemption is provided under applicable tax treaties. Non-resident shareholders are urged to consult their own tax advisors concerning the applicability of United States withholding tax.

  Backup withholding at a rate of 31% will apply to dividends, capital gain distributions, redemptions and sales of DIAMONDS unless (a) the Beneficial Owner is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a Beneficial Owner will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle such holder to a refund from the U.S. Internal Revenue Service, provided that the required information is furnished to the U.S. Internal Revenue Service.

  The tax discussion set forth above is included for general information only. Prospective investors should consult their own tax advisors concerning the federal, state, local and foreign tax consequences to them of an investment in the Trust, including the effect of possible legislative changes.

                        CONTINUOUS OFFERING OF DIAMONDS

  DIAMONDS in Creation Unit size aggregations will be offered continuously to the public by the Trust through the Distributor and will be delivered upon the deposit of a Portfolio Deposit (see "The Trust--Procedure for Creation of Creation Units"). A list of the identity and number of shares of each of the Index Securities in the current Portfolio Deposit and the amount of the Dividend Equivalent Payment effective through and including the previous Business Day is made available by the Trustee to NSCC on each Business Day. Under certain extraordinary circumstances which may make it impossible for the Trustee to provide such information to NSCC on a given Business Day, NSCC shall use the composition and weighting of the Index Securities for the most recently effective Portfolio Deposit. The minimum number of DIAMONDS that may be created as described herein is 50,000 or one Creation Unit. Persons making Portfolio Deposits and creating Creation Unit aggregations of DIAMONDS will receive no fees, commissions or other form of compensation or inducement of any kind from the Sponsor or the Distributor, nor will any such person have any obligation or responsibility to the Sponsor or Distributor to effect any sale or resale of DIAMONDS.

  Because new DIAMONDS can be created and issued on an ongoing basis, at any point during the life of the Trust a "distribution", as such term is used in the Securities Act of 1933, may be occurring. Broker-dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act. For example, a broker-dealer firm or its client may be deemed a statutory underwriter if it takes Creation Units after placing a creation order with the Distributor, breaks them down into the constituent DIAMONDS and sells the DIAMONDS directly to its customers; or if it chooses to couple the creation of a supply of new DIAMONDS with an active selling effort involving solicitation of secondary market demand for DIAMONDS. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to categorization as an underwriter.

  Dealers who are not "underwriters" but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with DIAMONDS that are part of an "unsold allotment" within the meaning of
Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act. Firms that do incur a prospectus delivery obligation with respect to DIAMONDS are reminded that under Securities Act rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Act owed to an Exchange member in connection with a sale on the Exchange is satisfied by the fact that DIAMONDS prospectuses will be available at the Exchange upon request. Of course, the prospectus-delivery mechanism provided in rule 153 is only available with respect to transactions on an exchange.

  The Sponsor intends to qualify DIAMONDS in states selected by the Sponsor and through broker-dealers who are members of the National Association of Securities Dealers, Inc. Investors intending to create or redeem Creation Unit size aggregations of DIAMONDS in transactions not involving a broker-dealer registered in such investor's state of domicile or residence should consult counsel regarding applicable broker-dealer or securities regulatory requirements under such state securities laws prior to such creation or redemption.

                             EXPENSES OF THE TRUST

  Until further notice, the Sponsor has undertaken that on each day during each fiscal year up to and including October 31, 2000, the ordinary operating expenses of the Trust as calculated by the Trustee will not be permitted to exceed an amount which is 18/100 of 1% (0.18%) per annum of the daily net asset value of the Trust after taking into account any expense offset credits. To the extent during such period the ordinary operating expenses of the Trust do exceed such 0.18% amount, the Sponsor will reimburse the Trust for or assume such excess ordinary operating expenses. The Sponsor retains the ability to be repaid by the Trust for expenses so reimbursed or assumed to the extent that subsequently during the year expenses fall below the 0.18% per annum level on any given day. For purposes of this undertaking by the Sponsor, ordinary operating expenses of the Trust shall not include taxes, brokerage commissions and, of course, such extraordinary non-recurring expenses as may arise, including without limitation the cost of any litigation to which the Trust or Trustee may be a party. After October 31, 2000, the Sponsor may discontinue this undertaking or renew it for an additional period of time, or may choose to reimburse or assume certain Trust expenses in later periods in order to keep Trust expenses at a level it believes to be attractive to investors, but is not obligated to do so. In any event, it is possible that, on any day and during any period over the life of the Trust, total fees and expenses of the Trust may exceed 0.18% per annum.

  Subject to any applicable cap, the Sponsor reserves the right to charge the Trust a special sponsor fee from time to time in reimbursement for certain services it may provide to the Trust which would otherwise be provided by the Trustee in an amount not to exceed the actual cost of providing such services. The Sponsor or the Trustee from time to time may voluntarily assume some expenses or reimburse the Trust so that total expenses of the Trust are reduced, although neither the Sponsor nor the Trustee is obligated to do so and either one or both parties may discontinue such voluntary assumption of expenses or reimbursement at any time without notice.

  The following charges are or may be accrued and paid by the Trust: (a) the Trustee's fee as discussed more fully below, (b) fees payable to transfer agents for the provision of transfer agency services; (c) fees of the Trustee for extraordinary services performed under the Trust Agreement; (d) various governmental charges; (e) any taxes, fees and charges payable by the Trustee with respect to DIAMONDS (whether in Creation Unit size aggregations or otherwise); (f) expenses and costs of any action taken by the Trustee or the Sponsor to protect the Trust and the rights and interests of Beneficial Owners of DIAMONDS (whether in Creation Unit size aggregations or otherwise); (g) indemnification of the Trustee or the Sponsor for any losses, liabilities or expenses incurred by it in the administration of the Trust without gross negligence, bad faith, wilful misconduct or wilful malfeasance on its part or reckless disregard of its obligations and duties; (h) expenses incurred in contacting Beneficial Owners of DIAMONDS during the life of the Trust and upon termination of the Trust; and (i) other out-of-pocket expenses of the Trust incurred pursuant to actions permitted or required under the Trust Agreement.



  In addition to the specific expenses discussed in the previous paragraph, the following expenses are or may be charged to the Trust: (a) reimbursement to the Sponsor of amounts paid by it to Dow Jones in respect of annual licensing fees pursuant to the License Agreement (see "License Agreement"),
(b) federal and state annual registration fees for the issuance of DIAMONDS, and (c) expenses of the Sponsor relating to the printing and distribution of marketing materials describing DIAMONDS and the Trust (including, but not limited to, associated legal, consulting, advertising, and marketing costs and other out-of-pocket expenses such as printing). In addition, initial fees and expenses totaling approximately $300,000, in connection with the organization of the Trust, will be capitalized and will be amortized over five years from the start of the Trust's operations on a straight-line basis and charged to the Trust, unless the Trust is sooner terminated or if by law or regulation the Trust is required to amortize such costs over a shorter period of time. In such cases, the Trustee shall follow the requisite time period for such amortization. Pursuant to the provisions of an exemptive order, the expenses set forth in this paragraph may be charged to the Trust by the Trustee in an amount equal to the actual costs incurred, but in no case shall such charges exceed 20/100 of 1% (0.20%) per annum of the daily net asset value of the Trust.

  If the income received by the Trust in the form of dividends and other distributions on the Securities is insufficient to cover Trust expenses, the Trustee may make advances to the Trust to cover such expenses; otherwise the Trustee may sell Securities in an amount sufficient to pay such expenses. The Trustee may reimburse itself in the amount of any such advance, together with interest thereon at a percentage rate equal to the then current overnight federal funds rate, by deducting such amounts from (1) dividend payments or other income of the Trust when such payments or other income is received, (2) the amounts earned or benefits derived by the Trustee on cash held by the Trustee for the benefit of the Trust, and (3) the sale of Securities. Notwithstanding the foregoing, in the event that any advance remains outstanding for more than forty-five (45) Business Days, the Trustee may sell Securities to reimburse itself for the amount of such advance and any accrued interest thereon. Such advances will be secured by a lien on the assets of the Trust in favor of the Trustee. The expenses of the Trust are reflected in the net asset value of the Trust (see "Valuation").

  For services performed under the Trust Agreement, the Trustee is paid by the Trust a fee at an annual rate of 11/100 of 1% to 15/100 of 1% of the net asset value of the Trust, as shown below, such percentage amount to vary depending on the net asset value of the Trust, plus or minus the Adjustment Amount (as hereinafter defined). Such compensation is computed on each Business Day on the basis of the net asset value of the Trust on such day, and the amount thereof is accrued daily and paid quarterly. Notwithstanding the fee schedule set forth in the table below, in the fourth year of the Trust's operation and in subsequent years, the Trustee shall be paid a minimum fee of $400,000 per annum as adjusted by the CPI-U to take effect at the beginning of the fourth year and each year thereafter. To the extent that the amount of the Trustee's compensation, prior to any adjustment in respect of the Adjustment Amount, is less than specified amounts, the Sponsor has agreed to pay the amount of any such shortfall. The Trustee, in its discretion, may also waive all or a portion of such fee.

                               TRUSTEE FEE SCALE

    NET ASSET VALUE                       FEE AS A PERCENTAGE OF NET
      OF THE TRUST                         ASSET VALUE OF THE TRUST
    ---------------                       --------------------------
$0-$499,999,999......... 15/100 of 1% per annum plus or minus the Adjustment Amount*
$500,000,000-
  $999,999,999.......... 13/100 of 1% per annum plus or minus the Adjustment Amount**
$1,000,000,000 and
  above................. 11/100 of 1% per annum plus or minus the Adjustment Amount**

-----------
 * During the first two years of operation of the Trust, the Trustee's fee shall be reduced to 12/100 of 1% per annum plus or minus the Adjustment Amount for any day on which the net asset value of the Trust is below $350,000,000.
** The fee indicated applies to that portion of the net asset value of the Trust which falls in the size category indicated.

  The Adjustment Amount shall be calculated at the end of each quarter and applied against the Trustee's fee for the following quarter. The "Adjustment Amount" is an amount which is intended, depending upon the circumstances, either to (1) reduce the Trustee's fee by the amount that the Transaction Fees paid on creation and redemption exceeds the costs of those activities, and by the amount of excess earnings on cash held for the benefit of the Trust or (2) increase the Trustee's fee by the amount that the Transaction Fee (plus additional amounts paid in connection with creations or redemptions outside the DIAMONDS Clearing Process), if any, paid on creations or redemptions, falls short of the actual costs of these activities. If in any quarter the Adjustment Amount exceeds the fee payable to the Trustee as set forth above, the Trustee shall use such excess amount to reduce other Trust expenses, subject to certain federal tax limitations. To the extent that the amount of such excess exceeds the Trust's expenses for such quarter, any remaining excess shall be retained by the Trustee as part of its compensation. If in any quarter the costs of processing creations and redemptions exceed the amounts charged as a Transaction Fee (plus the additional amounts paid in connection with creations or redemptions outside the DIAMONDS Clearing Process) net of the excess earnings, if any, on cash held for the benefit of the Trust, the Trustee will augment the Trustee's fee by the resulting Adjustment Amount.

                            REDEMPTION OF DIAMONDS

  DIAMONDS in Creation Unit size aggregations are ordinarily redeemable in kind only and are not redeemable for cash except under certain circumstances. DIAMONDS in Creation Unit size aggregations may be redeemed by submitting a request for redemption, the requisite number of DIAMONDS and the Excess Cash Amount (as defined below), if applicable, to the Trustee in the manner specified below. Beneficial Owners of DIAMONDS may sell DIAMONDS in the secondary market, but must accumulate enough DIAMONDS to constitute a Creation Unit (i.e., 50,000 DIAMONDS) in order to redeem through the Trust. DIAMONDS can be redeemed only when Creation Unit size aggregations are owned by a Beneficial Owner and held in the account of a single Participating Party (with respect to redemptions through the DIAMONDS Clearing Process) or a single DTC Participant (with respect to redemptions outside the DIAMONDS Clearing Process). DIAMONDS will remain outstanding until redeemed or until the termination of the Trust.

PROCEDURE FOR REDEMPTION OF DIAMONDS

  Requests for redemptions of Creation Units may be made on any Business Day through the DIAMONDS Clearing Process to the Trustee at its Quincy office or at such other office as may be designated by the Trustee. Requests for redemptions of Creation Units may also be made directly to the Trustee outside the DIAMONDS Clearing Process. Requests for redemption shall not be made to the Distributor. In the case of redemptions made through the DIAMONDS Clearing Process, the Transaction Fee will be deducted from the amount delivered to the redeemer. In case of redemptions tendered directly to the Trustee outside the DIAMONDS Clearing Process, a total fee will be charged equal to the Transaction Fee plus an additional amount not to exceed three (3) times the Transaction Fee applicable for a Creation Unit, (due in part to the increased expense associated with delivery outside the DIAMONDS Clearing Process) and such amount will be deducted from the amount delivered to the redeemer (see "Prospectus Summary--Transaction Fee"). In all cases, both the tender of DIAMONDS for redemption and distributions to the redeemer in respect of DIAMONDS redeemed will be effected through the Depository and the relevant DTC Participant(s) to the Beneficial Owner thereof as recorded on the book entry system of the Depository or the relevant DTC Participant, as the case may be (see "The Trust--Book-Entry-Only System").

  The Trustee will transfer to the redeeming Beneficial Owner via the Depository and the relevant DTC Participant(s) a portfolio of Securities for each Creation Unit size aggregation of DIAMONDS delivered, typically identical in weighting and composition to the securities portion of a Portfolio Deposit as in effect (1) on the date a request for redemption is deemed received by the Trustee as described below, in the case of redemptions made either through the DIAMONDS Clearing Process or outside the DIAMONDS Clearing Process or (2) on the date that notice of the termination of the Trust is given, in the case of the termination of the Trust (see "Administration of the Trust-- Termination" and "The Portfolio--Adjustments to the Portfolio"). The Trustee will also transfer via the relevant DTC Participant(s) to the redeeming Beneficial Owner in cash the "Cash Redemption Payment", which on any given Business Day is typically an amount identical to the amount of the Cash Component and is equal to a proportional amount of the following: dividends on all the Securities for the period through the date of redemption, net of expenses and liabilities for such period including, without limitation, (x) taxes or other governmental charges against the Trust not previously deducted if any, and (y) accrued fees of the Trustee and other expenses of the Trust (including legal and auditing expenses) and other expenses not previously deducted (see "Expenses of the Trust"), as if all the Securities had been held for the entire accumulation period for such distribution, plus or minus the Balancing Amount. To the extent that any amounts payable to the Trust by the redeeming Beneficial Owner exceed the amount of the Cash Redemption Payment ("Excess Cash Amounts"), such Beneficial Owner shall be required to deliver payment thereof to the Trustee. In the case of redemptions made through the DIAMONDS Clearing Process, the Trustee will effect a transfer of the Cash Redemption Payment and Securities to the redeeming Beneficial Owner by the third (3rd) NSCC Business Day following the date on which request for redemption is deemed received. In the case of redemptions made outside the DIAMONDS Clearing Process, the Trustee will transfer the Cash Redemption Payment and the securities to the redeeming Beneficial Owner by the third
(3rd) Business Day following the date
on which the request for redemption is deemed received. The Trustee will cancel all DIAMONDS delivered upon redemption.

  In the event that the Trustee determines in its discretion that an Index Security is likely to be unavailable or available in insufficient quantity for delivery by the Trust upon the redemption of DIAMONDS in Creation Unit size aggregations, the Trustee shall have the right in its discretion to deliver the cash equivalent value of such Index Security or Index Securities, based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such redemption is deemed received by the Trustee (see "Placement of Redemption Orders Using DIAMONDS Clearing Process") as a part of the Cash Redemption Payment in lieu of delivering such Index Security or Index Securities to the redeemer. In connection with the redemption of DIAMONDS, if a redeeming investor requests redemption in cash, rather than in kind, with respect to one or more Securities (for example, because such a redeemer is restricted by regulation or otherwise from investing or engaging in a transaction in one or more Index Securities), the Trustee shall have the right in its discretion to deliver the cash equivalent value of such Index Security or Index Securities based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such redemption order is deemed received by the Trustee (see "Placement of Redemption Orders Outside DIAMONDS Clearing Process") as a part of the Cash Redemption Payment in lieu of delivering such Index Security or Index Securities to the redeemer. In such case, such investor will pay the Trustee the standard Transaction Fee, plus an additional amount not to exceed three (3) times the Transaction Fee applicable for a Creation Unit (see "Prospectus Summary--Transaction Fee").

  The Trustee, in its discretion, upon the request of a redeeming investor, may redeem Creation Units in whole or in part by providing such redeemer with a portfolio of Securities differing in exact composition from the Index Securities but not differing in net asset value from the then-current Portfolio Deposit. Such a redemption might be made, for example, if it were to be determined that this composition would be appropriate in order to maintain the Trust Portfolio correlation to the price-weighted composition of the DJIA (i.e. an equal number of shares of each component stock), for instance when a stock split of one of the Index Securities occurs. See ("The Portfolio" and "The DJIA").

  The Trustee may sell Securities to obtain sufficient cash proceeds to deliver to the redeeming Beneficial Owner. To the extent cash proceeds are received by the Trustee in excess of the amount required to be provided to the redeeming Beneficial Owner, such cash amounts shall be held by the Trustee and shall be applied in accordance with the guidelines set forth under the caption "The Portfolio--Adjustments to the Portfolio").

  If the income received by the Trust in the form of dividends and other distributions on the Securities is insufficient to allow distribution of the Cash

Redemption Payment, the Trustee may advance out of its own funds any amounts necessary in respect of redemptions of DIAMONDS; otherwise, the Trustee may sell Securities in an amount sufficient to effect such redemptions. The Trustee may reimburse itself in the amount of such advance, together with interest thereon at a percentage rate equal to the then current overnight federal funds rate, by deducting such amounts from (1) dividend payments or other income of the Trust when such payments or other income is received, (2) the amounts earned or benefits derived by the Trustee on cash held by the Trustee for the benefit of the Trust, and (3) the sale of Securities. Notwithstanding the foregoing, in the event that any advance remains outstanding for more than forty-five (45) Business Days, the Trustee shall sell Securities to reimburse itself for such advance and any accrued interest thereon. Such advances will be secured by a lien on the assets of the Trust in favor of the Trustee.

  The Trustee may, in its discretion, and will when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the net asset value (1) for any period during which the New York Stock Exchange is closed; (2) for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or (3) for such other period as the Commission may by order permit for the protection of Beneficial Owners. Neither the Sponsor nor the Trustee is liable to any person or in any way for any loss or damages which may result from any such suspension or postponement.

  To be eligible to place orders with the Trustee to redeem DIAMONDS in Creation Unit size aggregations, an entity or person must be (1) a Participating Party with respect to redemptions through the DIAMONDS Clearing Process, or (2) a DTC Participant with respect to redemptions outside the DIAMONDS Clearing Process.

  All orders to redeem DIAMONDS must be placed in multiples of 50,000 DIAMONDS (Creation Unit size). Orders must be transmitted to the Trustee by telephone or other transmission method acceptable to the Trustee so as to be received by the Trustee not later than the Closing Time on the Transmittal Date, pursuant to procedures set forth in the Participant Agreement. Severe economic or market changes or disruptions, or telephone or other communication failure, may impede the ability to reach the Trustee, a Participating Party, or a DTC Participant.

  Orders to redeem Creation Unit size aggregations of DIAMONDS shall be placed with a Participating Party or DTC Participant, as applicable, in the form required by such Participating Party or DTC Participant. Investors should be aware that their particular broker may not have executed a Participant Agreement, and that, therefore, orders to redeem Creation Unit size aggregations of DIAMONDS may have to be placed by the investor's broker through a Participating Party or a DTC Participant who has executed a Participant Agreement. At any given time there may be only a limited number of broker-dealers that have executed a Participant Agreement. Those placing orders to redeem DIAMONDS should afford sufficient time to permit (1) proper submission of the order by a Participating Party or DTC Participant to the Trustee and

(2) the receipt of the DIAMONDS to be redeemed and the Excess Cash Amounts, if any, by the Trustee in a timely manner, as described below. Orders for redemption that are effected outside the DIAMONDS Clearing Process are likely to require transmittal by the DTC Participant earlier on the Transmittal Date than orders effected using the DIAMONDS Clearing Process. Those persons placing orders outside the DIAMONDS Clearing Process should ascertain the deadlines applicable to DTC and the Federal Reserve Bank wire system by contacting the operations department of the broker or depository institution effectuating such transfer of DIAMONDS and Cash Redemption Payment. These deadlines will vary by institution. The Participant notified of an order to redeem outside the DIAMONDS Clearing Process will be required to transfer DIAMONDS through DTC and the Excess Cash amounts, if any, through the Federal Reserve Bank wire system in a timely manner (see "Placement of Redemption Orders Outside the DIAMONDS Clearing Process"). Information regarding Cash Redemption Payment amounts, number of outstanding DIAMONDS and Transaction Fees may be obtained from the Trustee at the toll-free number: 800-545-4189.

PLACEMENT OF REDEMPTION ORDERS USING DIAMONDS CLEARING PROCESS

  Orders to redeem DIAMONDS in Creation Unit size aggregations through the DIAMONDS Clearing Process must be delivered through a Participating Party (see "Portfolio Deposit") that has executed the Participant Agreement with the Distributor and with the Trustee (as the same may be from time to time amended in accordance with its terms). An order to redeem DIAMONDS using the DIAMONDS Clearing Process is deemed received on the Transmittal Date if (i) such order is received by the Trustee not later than the Closing Time on such Transmittal Date and (ii) all other procedures set forth in the Participant Agreement are properly followed; such order will be effected based on the net asset value of the Trust as determined as of the Evaluation Time on the Transmittal Date. An order to redeem DIAMONDS using the DIAMONDS Clearing Process made in proper form but received by the Trustee after the Closing Time will be deemed received on the next Business Day immediately following the Transmittal Date. The Participant Agreement authorizes the Trustee to transmit to NSCC on behalf of the Participating Party such trade instructions as are necessary to effect the Participating Party's redemption order. Pursuant to such trade instructions from the Trustee to NSCC, the Trustee will transfer the requisite Securities (or contracts to purchase such Securities which are expected to be delivered in a "regular way" manner) by the third (3rd) NSCC Business Day following the date on which such request for redemption is deemed received, and the Cash Redemption Payment. The calculation of the value of the Securities and the Cash Redemption Payment to be delivered by the Trustee to the redeeming Beneficial Owner will be made according to the procedures set forth under "Valuation," computed as of the Evaluation Time on the Business Day on which a redemption order is deemed received by the Trustee.

PLACEMENT OF REDEMPTION ORDERS OUTSIDE DIAMONDS CLEARING PROCESS

  Orders to redeem DIAMONDS outside the DIAMONDS Clearing Process must be delivered through a DTC Participant that has executed the Participant Agreement with the Distributor and with the Trustee. A DTC Participant who wishes to place an order for redemption of DIAMONDS to be effected outside the DIAMONDS Clearing Process need not be a Participating Party, but such orders must state that the DTC Participant is not using the DIAMONDS Clearing Process and that redemption of DIAMONDS will instead be effected through transfer of DIAMONDS directly through DTC. An order to redeem DIAMONDS outside the DIAMONDS Clearing Process is deemed received by the Trustee on the Transmittal Date if (i) such order is received by the Trustee not later than the Closing Time on such Transmittal Date, (ii) such order is preceded or accompanied by the requisite number of DIAMONDS specified in such order, which delivery must be made through DTC to the Trustee no later than 11:00 a.m. on such Transmittal Date (the "DTC Cut-Off Time") and (iii) all other procedures set forth in the Participant Agreement are properly followed. The Excess Cash Amounts owed by the Beneficial Owner, if any, must be delivered no later than 2:00 p.m. on the Business Day immediately following the Transmittal Date.

  After the Trustee has deemed an order for redemption outside the DIAMONDS Clearing Process received, the Trustee will initiate procedures to transfer the requisite Securities (or contracts to purchase such Securities which are expected to be delivered within three Business Days) and the Cash Redemption Payment to the redeeming Beneficial Owner by the third Business Day following the Transmittal Date on which such redemption order is deemed received by the Trustee.

  The calculation of the value of the Securities and the Cash Redemption Payment to be delivered to the redeeming Beneficial Owner will be made by the Trustee according to the procedures set forth under "Valuation," computed as of the Evaluation Time on the Business Day on which a redemption order is deemed received by the Trustee. Therefore, if a redemption order in proper form is submitted to the Trustee by a DTC Participant not later than the Closing Time on the Transmittal Date, and the requisite DIAMONDS are delivered to the Trustee prior to the DTC Cut-Off Time on such Transmittal Date, then the value of the Securities and the Cash Redemption Payment to be delivered to the Beneficial Owner will be determined by the Trustee as of the Evaluation Time on such Transmittal Date. If, however, a redemption order is submitted to the Trustee by a DTC Participant not later than the Closing Time on a Transmittal Date but either (1) the requisite DIAMONDS are NOT delivered by the DTC Cut-Off Time on such Transmittal Date or (2) the redemption order is not submitted in proper form, then the redemption order will NOT be deemed received as of such Transmittal Date. In such case, the value of the Securities and the Cash Redemption Payment to be delivered to the Beneficial Owner will be computed as of the Evaluation Time on the Business Day that such order is deemed received by the Trustee, i.e., the Business Day on which the DIAMONDS are delivered through DTC to the Trustee by the DTC Cut-Off Time on such Business Day pursuant to a properly submitted redemption order.

                                   VALUATION

  The net asset value of the Trust is computed as of the Evaluation Time shown under "Essential Information" on each Business Day. The net asset value of the Trust on a per DIAMONDS Unit basis is determined by subtracting all liabilities (including accrued expenses and dividends payable) from the total value of the Trust's investments and other assets and dividing the result by the total number of outstanding DIAMONDS.

  The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: If the Securities are listed on one or more national securities exchanges, such evaluation shall generally be based on the closing sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is deemed to be the principal market therefor (the New York or American Stock Exchange if the securities are listed thereon) or, if there is no such appropriate closing sale price on such exchange, at the closing bid price (unless the Trustee deems such price inappropriate as a basis for evaluation). If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange or there is no such closing bid price available, such evaluation shall generally be made by the Trustee in good faith based on the closing price on the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation) or if there is no such appropriate closing price, (a) on current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities,
(c) by the Trustee's appraising the value of the securities in good faith on the bid side of the market, or (d) by any combination thereof.

                          ADMINISTRATION OF THE TRUST

RECORDS

  The Trustee maintains records of the transactions of the Trust, including a current list of the identity and number of shares of each of the Securities in the Portfolio. Records of the creation of DIAMONDS in Creation Unit size aggregations are also maintained by the Distributor. Record of ownership of DIAMONDS is maintained by the Depository and by DTC Participants as described above (see "The Trust--Book-Entry-Only System").

  A complete copy of the Trust Agreement is maintained by the Trustee. A copy of the Trust Agreement is available to Beneficial Owners at the corporate trust office of the Trustee at 225 Franklin Street, Boston, Massachusetts 02110 during normal business hours.

VOTING

  The Trustee has the right to vote all of the voting stocks in the Trust. The Trustee votes the voting stocks of each issuer in the same proportionate relationship as all other shares of each such issuer are voted to the extent permissible and, if not permitted, abstains from voting.

DISTRIBUTIONS TO BENEFICIAL OWNERS

  The regular monthly ex-dividend date for DIAMONDS is the third (3rd) Friday in each calendar month of each fiscal year, commencing April 17, 1998, unless such day is not a Business Day, in which case the ex-dividend date is the immediately preceding Business Day (the "Ex-Dividend Date"). Beneficial Owners as reflected on the records of the Depository and the DTC Participants on the second Business Day following the Ex-Dividend Date (the "Record Date") are entitled to receive an amount representing dividends accumulated on the Securities through the monthly dividend period which ends on the Business Day preceding such Ex-Dividend Date (including Securities with ex-dividend dates falling within such monthly dividend period), net of fees and expenses, accrued daily for such period. For the purposes of all dividend distributions, dividends per DIAMONDS Unit are calculated at least to the nearest 1/100th of $0.01. The payment of dividends is made on the Monday preceding the third
(3rd) Friday of the next calendar month or the next subsequent Business Day if such Monday is not a Business Day (the "Dividend Payment Date"). Dividend payments will be made through the Depository and the DTC Participants to Beneficial Owners then of record with funds received from the Trustee. DIAMONDS are registered in book entry only, which records are kept by the Depository (see "The Trust--Book-Entry-Only System").

  Dividends payable to the Trust in respect of the Securities are credited by the Trustee to a non-interest bearing account as of the date on which the Trust receives such dividends. Other moneys received by the Trustee in respect of the Securities, including but not limited to the Cash Component, the Cash Redemption Payment, all moneys realized by the Trustee from the sale of options, warrants or other similar rights received or distributed in respect of the Securities as dividends or distributions and capital gains resulting from the sale of Securities are also credited by the Trustee to a non-interest bearing account. All funds collected or received are held by the Trustee without interest until distributed or otherwise utilized in accordance with the provisions of the Trust Agreement. To the extent the amounts credited to such accounts generate interest income or an equivalent benefit to the Trustee, such interest income or benefit is used to reduce the Trustee's annual fee (see "Expenses of the Trust").

  The Trust intends to qualify as a regulated investment company for federal income tax purposes. A regulated investment company is not subject to federal income tax on its net investment income and capital gains that it distributes to shareholders, so long as it meets certain overall distribution and diversification requirements and other conditions under Subchapter M of the Code. The Trust intends to satisfy these overall distribution and diversification requirements and to otherwise satisfy any required conditions. The Trustee intends to make additional distributions to the minimum extent necessary (i) to distribute the entire annual investment company taxable income of the Trust, plus any net capital gains (from sales of securities in connection with adjustments to the Portfolio or to generate cash for such distributions), and (ii) to avoid imposition of the excise tax imposed by section 4982 of the Code (see "Tax Status of the Trust"). The additional distributions, if needed, would consist of (a) any amount by which estimated Trust investment company taxable income and net capital gains for a fiscal year exceeds the amount of Trust taxable income previously distributed with respect to such year or, if greater, the minimum amount required to avoid imposition of such excise tax, and (b) a distribution after the actual annual investment company taxable income and net capital gains of the Trust have been computed of the amount, if any, by which such actual income exceeds the distributions already made. The net asset value of the Trust will be reduced by the amount of such additional distributions. The magnitude of the additional distributions, if any, will depend upon a number of factors, including the level of redemption activity experienced by the Trust. Because substantially all proceeds from the sale of Securities in connection with adjustments to the Portfolio will have been used to purchase shares of Index Securities, the Trust may have no cash or insufficient cash with which to pay any such additional distributions. In that case, the Trustee typically will have to sell an approximately equal number of shares of each of the Securities sufficient to produce the cash required to make such additional distributions. (see "The Portfolio--Adjustments to the Portfolio").

  The Trustee further reserves the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of the Trust as a regulated investment company or to avoid imposition of income or excise taxes on undistributed income.

  The Trustee further reserves the right to vary the frequency with which periodic dividend distributions are made (e.g., from monthly to quarterly) if it is determined by the Sponsor and the Trustee, in their discretion, that such a variance would be advisable to facilitate compliance with the rules and regulations applicable to regulated investment companies or would otherwise be advantageous to the Trust. In addition, the Trustee reserves the right to change the regular ex-dividend date for DIAMONDS to another date within the month or quarter if it is determined by the Sponsor and the Trustee, in their discretion, that such a change would be advantageous to the Trust. Notice of any such variance or change (which notice shall include changes to the Record Date, the Ex-Dividend Date, the Dividend Payment Date, and the accumulation period resulting from such variance) shall be provided to Beneficial Owners via the Depository and the DTC Participants (see "The Trust--Book-Entry-Only System").

  The Trustee may, in its discretion, advance out of its own funds any amounts necessary to permit distributions via the Depository to Beneficial Owners. The Trustee may reimburse itself in the amount of such advance, together with interest thereon at a percentage rate equal to then current overnight federal funds rate, by deducting such amounts from (1) dividend payments or other income of the Trust when such payments or other income is received, (2) the amounts earned or benefits derived by the Trustee on cash held by the Trustee for the benefit of the Trust, and (3) the sale of Securities. Notwithstanding the foregoing, in the event that any advance remains outstanding for more than forty-five (45) Business Days, the Trustee shall sell Securities to reimburse itself for such advance and any accrued interest thereon. Such advances will be secured by a lien on the assets of the Trust in favor of the Trustee.

  In addition, as soon as practicable after notice of termination of the Trust, the Trustee will distribute via the Depository and the DTC Participants to each Beneficial Owner redeeming DIAMONDS in Creation Unit size aggregations prior to the termination date specified in such notice a portion of the Securities and cash as described above (see "Redemption of DIAMONDS" and "Administration of the Trust--Termination"). Otherwise, the Trustee will distribute to each Beneficial Owner (whether in Creation Unit size aggregations or otherwise), as soon as practical after termination of the Trust, such Beneficial Owner's pro rata share of the net asset value of the Trust (see "Administration of the Trust--Termination").

  All distributions are made by the Trustee through the Depository and the DTC Participants to Beneficial Owners as recorded on the book entry system of the Depository and the DTC Participants (see "The Trust--Book-Entry-Only System").

  The settlement date for the creation of DIAMONDS in Creation Unit size aggregations or the purchase of DIAMONDS in the secondary market must occur on or prior to the Record Date in order for such creator or purchaser to receive a distribution on the next Dividend Payment Date. If the settlement date for such creation or a secondary market purchase occurs after the Record Date, the distribution will be made to the prior security holder or Beneficial Owner as of such Record Date.

  Any Beneficial Owner interested in acquiring additional DIAMONDS with proceeds received from distributions described above may elect dividend reinvestment through DTC Participants by means of the DTC Dividend Reinvestment Service, described herein (see "Dividend Reinvestment Service"), if such service is available through such Beneficial Owner's broker.

TRUST SUPERVISION

  The Trust's Portfolio Securities are not managed and therefore the adverse financial condition of an issuer of securities in the Trust does not, in itself, require the sale of Securities from the Portfolio. The Trustee shall, on a non-discretionary basis, make changes to the Portfolio as described above (see "The Portfolio--Adjustments to the Portfolio").

  The Trustee will direct its securities transactions only to brokers or dealers, which may include affiliates of the Trustee, from whom it expects to obtain the most favorable prices or execution of orders.

STATEMENTS TO BENEFICIAL OWNERS

  With each distribution, the Trustee will furnish for distribution to Beneficial Owners (see "The Trust--Book-Entry-Only System") a statement setting forth the amount being distributed expressed as a dollar amount per DIAMONDS Unit.

  Promptly after the end of each calendar year, the Trustee will furnish to the DTC Participants for distribution to each person who was a Beneficial Owner of DIAMONDS at the end of such calendar year, an annual report of the Trust containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations.

REGISTER OF OWNERSHIP AND TRANSFER

  The Trustee maintains a record of the creation and redemption of DIAMONDS in Creation Unit size aggregations as well as creations of DIAMONDS in connection with the Dividend Reinvestment Service. The Depository maintains a record on its book entry system of the DTC Participant ownership of DIAMONDS and the number of DIAMONDS owned (see "The Trust--Book-Entry-Only System"). Certificates are not issued for DIAMONDS, whether in Creation Unit size denominations or otherwise. Beneficial Owners have the rights accorded to holders of "book-entry" securities under applicable law. Beneficial Owners may transfer DIAMONDS through the Depository by instructing the DTC Participant holding the DIAMONDS for such Beneficial Owner in accordance with standard securities industry procedures.

RIGHTS OF BENEFICIAL OWNERS

  DIAMONDS in Creation Unit size aggregations (i.e., 50,000 DIAMONDS) may be tendered to the Trustee for redemption (see "Redemption of DIAMONDS"). Beneficial Owners may sell DIAMONDS in the secondary market, but must accumulate enough DIAMONDS (i.e., 50,000 DIAMONDS) to constitute a full Creation Unit in order to redeem through the Trust. The death or incapacity of any Beneficial Owner will not operate to terminate the Trust nor entitle such Beneficial Owner's legal representatives or heirs to claim an accounting or to take any action or proceeding in any court for a partition or winding up of the Trust.

  Beneficial Owners shall not have the right to vote concerning the Trust, except as described below with respect to termination and as otherwise expressly set forth in the Trust Agreement, or in any manner control the operation and management of the Trust, nor shall any Beneficial Owner be liable to any other person by reason of any action taken by the Sponsor or the Trustee.

AMENDMENT

  The Trust Agreement may be amended from time to time by the Trustee and the Sponsor without the consent of any Beneficial Owners (a) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent or to make such other provisions in regard to matters or questions arising thereunder as will not adversely affect the interests of Beneficial Owners; (b) to change any provision thereof as may be required by the Commission; (c) to add or change any provision as may be necessary or advisable for the continuing qualification of the Trust as a "regulated investment company" under the Code; (d) to add or change any provision thereof as may be necessary or advisable in the event that NSCC or the Depository is unable or unwilling to continue to perform its functions as set forth therein; and (e) to add or change any provision thereof to conform the adjustments to the Portfolio and the Portfolio Deposit to changes, if any, made by Dow Jones in its method of determining the DJIA. The Trust Agreement may also be amended from time to time by the Sponsor and the Trustee with the consent of the Beneficial Owners of 51% of the outstanding DIAMONDS to add provisions to or change or eliminate any of the provisions of the Trust Agreement or to modify the rights of Beneficial Owners; provided, however, that the Trust Agreement may not be amended without the consent of the Beneficial Owners of all outstanding DIAMONDS if such amendment would (1) permit, except in accordance with the terms and conditions of the Trust Agreement, the acquisition of any securities other than those acquired in accordance with the terms and conditions of the Trust Agreement; (2) reduce the interest of any Beneficial Owner in the Trust; or (3) reduce the percentage of Beneficial Owners required to consent to any such amendment.

  Promptly after the execution of any such amendment, the Trustee shall receive from the Depository, pursuant to the terms of the Depository Agreement, a list of all DTC Participants holding DIAMONDS. The Trustee shall inquire of each such DTC Participant as to the number of Beneficial Owners for whom such DTC Participant holds DIAMONDS, and provide each such DTC Participant with sufficient copies of a written notice of the substance of such amendment for transmittal by each such DTC Participant to such Beneficial Owners (see "The Trust--Book-Entry-Only System").

TERMINATION

  The Trust Agreement provides that the Sponsor has the discretionary right to direct the Trustee to terminate the Trust if at any time after six months following and prior to three years following the Initial Date of Deposit the net asset value of the Trust falls below $150,000,000 or if at any time after three years following the Initial Date of Deposit the net asset value of the Trust is less than $350,000,000, as such dollar amount shall be adjusted for inflation in accordance with the CPI-U, such adjustment to take effect at the end of the fourth year following the Initial Date of

Deposit and at the end of each year thereafter and to be made so as to reflect the percentage increase in consumer prices as set forth in the CPI-U for the twelve month period ending in the last month of the preceding fiscal year.

  The Trust Agreement also provides that the Trustee shall, at the direction of the Sponsor, terminate the Trust if within 90 days from the Initial Date of Deposit the net asset value is less than $100,000. The Trust will also terminate in the event that DIAMONDS are delisted from the Exchange. The Exchange will consider the suspension of trading in or the delisting of DIAMONDS as discussed above (see "Exchange Listing").

  The Trust may also be terminated (a) by the agreement of the Beneficial Owners of 66 2/3% of outstanding DIAMONDS; (b) if the Depository is unable or unwilling to continue to perform its functions as set forth under the Trust Agreement and a comparable replacement is unavailable; (c) if NSCC no longer provides clearance services with respect to DIAMONDS, or if the Trustee is no longer a participant in NSCC; (d) if Dow Jones ceases publishing the DJIA; and
(e) if the License Agreement is terminated. Currently, the License Agreement is scheduled to expire five years from the commencement date of trading of DIAMONDS in accordance with its terms and is subject to a five year renewal period following such date. The Trust will also terminate by its terms on the Mandatory Termination Date.

  If either the Sponsor or the Trustee shall resign or be removed and a successor is not appointed, the Trust will terminate (see "Resignation, Removal and Liability--The Trustee" and "Resignation, Removal and Liability-- The Sponsor"). The dissolution of the Sponsor or its ceasing to exist as a legal entity for any cause whatsoever, however, will not cause the termination of the Trust Agreement or the Trust unless the Trustee deems termination to be in the best interests of Beneficial Owners.

  Prior written notice of the termination of the Trust will be given at least twenty (20) days prior to termination of the Trust to all Beneficial Owners in the manner described above (see "The Trust--Book-Entry-Only System"). The notice will set forth the date on which the Trust will be terminated (the "Termination Date"), the period during which the assets of the Trust will be liquidated, the date on which Beneficial Owners of DIAMONDS (whether in Creation Unit size aggregations or otherwise) will receive in cash the net asset value of the DIAMONDS held and the date determined by the Trustee upon which the books of the Trust shall be closed. Such notice shall further state that, as of the date thereof and thereafter, neither requests to create additional Creation Units nor Portfolio Deposits will be accepted, that no additional DIAMONDS will be created for the purpose of reinvesting dividend distributions, and that, as of the date thereof and thereafter, the portfolio of Securities delivered upon redemption shall be identical in composition to the Securities held in the Trust as of such date rather than the securities portion of the Portfolio Deposit as in effect on the date request for redemption is deemed received. Beneficial Owners of DIAMONDS in Creation Unit size aggregations may, in advance of the Termination Date, redeem in kind directly from the Trust (see "Redemption of DIAMONDS").

  Within a reasonable period of time after the Termination Date the Trustee shall, subject to any applicable provisions of law, use its best efforts to sell all of the Securities not already distributed to redeeming Beneficial Owners of Creation Units. The Trustee shall not be liable for or responsible in any way for depreciation or loss incurred by reason of any such sale or sales. The Trustee may suspend such sales upon the occurrence of unusual or unforeseen circumstances, including but not limited to a suspension in trading of a Security, the closing or restriction of trading on a stock exchange, the outbreak of hostilities or the collapse of the economy. Upon receipt of proceeds from the sale of the last Security, the Trustee shall deduct therefrom its fees and all other expenses (see "Expenses of the Trust"). The remaining amount shall be transmitted to the Depository for distribution via the DTC Participants, together with a final statement setting forth the computation of the gross amount distributed. DIAMONDS not redeemed prior to termination of the Trust will be redeemed in cash at net asset value based on the proceeds of the sale of the Securities. Such redemptions in cash at net asset value shall be available to all Beneficial Owners, with no minimum aggregation of DIAMONDS required (see "Administration of the Trust-- Distributions to DIAMONDS Unit Beneficial Owners").

                      RESIGNATION, REMOVAL AND LIABILITY

THE TRUSTEE

  Under the Trust Agreement, the Trustee may resign and be discharged of the Trust created by the Trust Agreement by executing a notice of resignation in writing and filing such notice with the Sponsor and mailing a copy of the notice of resignation to all DTC Participants that are reflected on the records of the Depository as owning DIAMONDS for distribution to Beneficial Owners as provided above (see "The Trust--Book-Entry-Only System") not less than sixty (60) days before the date such resignation is to take effect. Such resignation will become effective upon the appointment of and the acceptance of the Trust by a successor Trustee or, if no successor is appointed within sixty (60) days after the date such notice of resignation is given, the Trust shall terminate (see "Administration of the Trust--Termination"). The Sponsor, upon receiving notice of such resignation, is obligated to use its best efforts to appoint a successor Trustee promptly.

  In case the Trustee becomes incapable of acting as such or is adjudged a bankrupt or is taken over by any public authority, the Sponsor may discharge the Trustee and appoint a successor Trustee as provided in the Trust Agreement. Notice of such discharge and appointment shall be mailed via the DTC Participants to Beneficial Owners by the Sponsor.

  Upon a successor Trustee's execution of a written acceptance of an appointment as Trustee for the Trust, such successor Trustee will become vested with all the rights, powers, duties and obligations of the original Trustee.

  A successor Trustee is required to be a trust company, corporation or national banking association organized and doing business under the laws of the United States or any state thereof; to be authorized under such laws to exercise corporate trust powers; and to have at all times an aggregate capital, surplus and undivided profit of not less than $50,000,000.

  Beneficial Owners of 51% of the then outstanding DIAMONDS may at any time remove the Trustee by written instrument(s) delivered to the Trustee and the Sponsor. The Sponsor shall thereupon use its best efforts to appoint a successor Trustee in the manner specified above and in the Trust Agreement.

  The Trust Agreement provides that the Trustee is not liable for any action taken in reasonable reliance on properly executed documents or for the disposition of monies or Securities or for the evaluations required to be made thereunder, except by reason of its own gross negligence, bad faith, wilful malfeasance, wilful misconduct, or reckless disregard of its duties and obligations nor is the Trustee liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and is not liable for any such action taken by it in good faith. The Trustee is not personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and its directors, subsidiaries, shareholders, officers, employees, and affiliates under common control with the Trustee (each a "Trustee Indemnified Party") will be indemnified from the assets of the Trust and held harmless against any loss, liability or expense incurred without gross negligence, bad faith, wilful misconduct, wilful malfeasance on the part of such Trustee Indemnified Party or reckless disregard of its duties and obligations, arising out of, or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending against any claim or liability.

THE SPONSOR

  If at any time the Sponsor shall fail to undertake or perform or become incapable of undertaking or performing any of the duties which by the terms of the Trust Agreement are required of it to be undertaken or performed, or shall resign, or shall become bankrupt or its affairs shall be taken over by public authorities, the Trustee may appoint a successor Sponsor as shall be satisfactory to the Trustee, agree to act as Sponsor itself, or may terminate the Trust Agreement and liquidate the Trust (see "Termination"). Notice of the resignation or removal of the Sponsor and the appointment of a successor shall be mailed by the Trustee to the Depository and the DTC Participants for distribution to Beneficial Owners (see "The Trust--Book-Entry-Only System"). Upon a successor Sponsor's execution of a written acceptance of such appointment as Sponsor of the Trust, such successor Sponsor shall become vested with all of the rights, powers, duties and obligations of the original Sponsor. Any successor Sponsor may be compensated at rates deemed by the Trustee to be reasonable.

  The Sponsor may resign by executing and delivering to the Trustee an instrument of resignation. Such resignation shall become effective upon the appointment of a successor Sponsor and the acceptance of such appointment by the successor Sponsor, unless the Trustee either agrees to act as Sponsor or terminates the Trust Agreement and liquidates the Trust, which the Trustee shall do if no successor Sponsor is appointed (see "Termination").

  The dissolution of the Sponsor or its ceasing to exist as a legal entity for any cause whatsoever will not cause the termination of the Trust Agreement or the Trust unless the Trustee deems termination to be in the best interests of the Beneficial Owners of DIAMONDS.

  The Trust Agreement provides that the Sponsor is not liable to the Trustee, the Trust or to the Beneficial Owners of DIAMONDS for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but is liable only for its own gross negligence, bad faith, wilful misconduct or wilful malfeasance in the performance of its duties or its reckless disregard of its obligations and duties under the Trust Agreement. The Sponsor is not liable or responsible in any way for depreciation or loss incurred by the Trust by reason of the sale of any Securities of the Trust. The Trust Agreement further provides that the Sponsor and its directors, subsidiaries, shareholders, officers, employees, and affiliates under common control with the Sponsor (each a "Sponsor Indemnified Party") shall be indemnified from the assets of the Trust and held harmless against any loss, liability or expense incurred without gross negligence, bad faith, wilful misconduct or wilful malfeasance on the part of any Sponsor Indemnified Party in the performance of its duties or reckless disregard of its obligations and duties under the Trust Agreement, including the payment of the costs and expenses of defending against any claim or liability.

                                    SPONSOR

  The Sponsor of the Trust is PDR Services Corporation, a Delaware corporation incorporated on June 15, 1990 with offices c/o the Exchange, 86 Trinity Place, New York, New York 10006. The Sponsor's Internal Revenue Service Employer

Identification Number is 13-3574560. The Exchange owns all of the Sponsor's outstanding shares of common stock. The Exchange is a "control person" of the Sponsor as such term is defined in the Securities Act of 1933.

  The Sponsor, at its own expense, may from time to time provide additional promotional incentives to brokers who sell DIAMONDS to the public. In certain instances, these incentives may be provided only to those brokers who meet certain threshold requirements for participation in a given incentive program, such as selling a significant number of DIAMONDS within a specified time period.

                                    TRUSTEE

  The Trustee is State Street Bank and Trust Company, a bank and trust company organized under the laws of the Commonwealth of Massachusetts with its principal place of business at 225 Franklin Street, Boston, Massachusetts 02110. The Trustee's Internal Revenue Service Employer Identification Number is 04-1867445. The Trustee is subject to supervision and examination by the Massachusetts Division of Banks and the Federal Reserve Bank of Boston.

                                  DEPOSITORY

  The Depository Trust Company, New York, New York, a limited purpose trust company and member of the Federal Reserve System, acts as Depository for DIAMONDS. The Depository receives customary fees for its services.

                                 LEGAL OPINION

  The legality of the DIAMONDS offered hereby has been passed upon by Carter, Ledyard & Milburn, New York, New York, as counsel for the Sponsor.

                            INDEPENDENT ACCOUNTANTS

  The financial statements as of January 14, 1998 included in this Prospectus have been so included in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                    DAILY DIAMONDS UNIT TRADING INFORMATION

  The Sponsor will make available daily a list of the names and the required number of shares of each of the Securities in the current Portfolio Deposit. The Sponsor also intends to make available (a) on a daily basis, the Dividend Equivalent

Payment effective through and including the previous Business Day, per outstanding DIAMONDS Unit, and (b) every 15 seconds throughout the trading day at the Exchange a number representing, on a per DIAMONDS Unit basis, the sum of the Dividend Equivalent Payment effective through and including the previous Business Day, plus the current value of the securities portion of a Portfolio Deposit as in effect on such day (which value may include a cash in lieu amount to compensate for the omission of a particular Index Security from such Portfolio Deposit). Intra-day information will be available with respect to trades and quotes and underlying trading values will be published every 15 seconds throughout the trading day. Information with respect to net asset value, net accumulated dividend, final dividend amount to be paid, shares outstanding, estimated cash amount and total cash amount per Creation Unit will be available daily prior to the opening of trading on the Exchange.

 INFORMATION AND COMPARISONS RELATING TO TRUST, SECONDARY MARKET TRADING, NET
                   ASSET SIZE, PERFORMANCE AND TAX TREATMENT

  Information regarding various aspects of the Trust, including the net asset size thereof, as well as the secondary market trading, the performance and the tax treatment of DIAMONDS, may be included from time to time in advertisements, sales literature and other communications as well as in reports to current or prospective Beneficial Owners.

  Information may be provided to prospective investors to help such investors assess their specific investment goals and to aid in their understanding of various financial strategies. Such information may present current economic and political trends and conditions and may describe general principles of investing such as asset allocation, diversification and risk tolerance, as well as specific investment techniques such as indexing and hedging. In addition, information may be presented to prospective or current Beneficial Owners regarding the purchase of DIAMONDS in the secondary market, such as margin requirements, types of orders that may be entered, and information concerning short sales. Similarly, market data symbols, trading fractions, other trading information and the CUSIP number relating to DIAMONDS may be included in such information. Comparisons with other investment vehicles, such as mutual funds, may be made with respect to the application of such requirements; costs of fund management and administration; cost and advantages of intraday trading; and rules applicable to short sales.

  Information regarding the Trust's net asset size may be stated in communications to prospective or current Beneficial Owners for one or more time periods, including annual, year-to-date or daily periods. Such information may also be expressed in terms of the total number of DIAMONDS outstanding as of one or more time periods.

Factors integral to the size of the Trust's net assets, such as creation volume and activity, may also be discussed, and may be specified from time to time or with respect to various periods of time. Comparisons of such information during various periods may also be made, and may be expressed by means of percentages.

  Information may be provided to investors regarding the ability to engage in short sales of DIAMONDS, including reference to any applicable exemption from the "tick test" provision of the SEC short sale rule (Rule 10a-1 under the Securities Exchange Act of 1934), to permit short sales on "minus" or "zero-minus" ticks. Selling short refers to the sale of securities which the seller does not own, but which the seller arranges to borrow prior to effecting the sale. Institutional investors may be advised that lending their DIAMONDS Unit shares to short sellers may generate stock loan credits which may supplement the return they can earn from an investment in DIAMONDS. These stock loan credits may provide a useful source of additional income for certain institutional investors who can arrange to lend DIAMONDS. Potential short sellers may be advised that a short rebate (functionally equivalent to partial use of proceeds of the short sale) may reduce their cost of selling short.

  Information may be provided to investors regarding capital gains distributions by the Trust, including historical information relating to such distributions. Comparisons between the Trust and other investment vehicles such as mutual funds may be made regarding such capital gains distributions, as well as relative tax efficiencies between the Trust and such other investment vehicles (e.g. realization of capital gains or losses to the Trust and to such other investment vehicles in connection with redemption of their respective securities). (See "Tax Status of the Trust" for discussion of tax consequences to Beneficial Owners of DIAMONDS in connection with the sale or redemption of DIAMONDS.) Based on projected differences between DIAMONDS and conventional mutual funds with regard to capital gains distributions, projections may be made regarding comparative capital gains distributions and tax rates for taxable investors holding DIAMONDS over a long period of time. Comparisons may also be provided regarding the probable tax impact resulting from rebalancing of the Trust portfolio (see "The Portfolio--Adjustments to the Portfolio") and adjustments to the portfolio of an actively managed investment vehicle.

  Specifically, information may be provided to prospective or current investors comparing and contrasting the tax efficiencies of conventional mutual funds with DIAMONDS. Both conventional mutual funds and the DIAMONDS Trust may be required to recognize capital gains incurred as a result of adjustments to the composition of the DJIA and therefore to their respective portfolios. From a tax perspective, however, a significant difference between a conventional mutual fund and the DIAMONDS Trust is the process by which their shares are redeemed. In cases where a conventional mutual fund experiences redemptions in excess of subscriptions ("net redemptions") and has insufficient cash available to fund such net redemptions, such fund may have to sell stocks held in its portfolio to raise and pay cash to redeeming shareholders. A mutual fund will generally experience a taxable gain or loss when it sells such portfolio stocks in order to pay cash to redeeming fund shareholders. In contrast, the redemption mechanism for DIAMONDS does not ordinarily involve selling the portfolio stocks held by the DIAMONDS Trust in the event of a redemption. Instead, the DIAMONDS Trust usually delivers the actual portfolio of stocks in an "in-kind" exchange to any person redeeming DIAMONDS Unit in Creation Unit size aggregations (i.e., 50,000 DIAMONDS per Creation Unit). While this "in-kind" exchange is a taxable transaction to the redeeming entity (usually a broker/dealer) making the exchange, it generally does not constitute a taxable transaction at the DIAMONDS Trust level and, consequently, there is no realization of taxable gain or loss by the DIAMONDS Trust with respect to such "in-kind" exchanges. In a period of market appreciation of the DJIA and, consequently, appreciation of DIAMONDS Unit , this "in-kind" redemption mechanism has the effect of eliminating the recognition and distribution of those net unrealized gains at the DIAMONDS Trust level. Investors should note that although the same result would occur for conventional mutual funds utilizing an "in-kind" redemption mechanism, the opportunities to redeem fund shares by delivering portfolio stocks "in-kind" are limited in most mutual funds.

  Investors may be informed that, while no unequivocal statement can be made as to the net tax impact on a conventional mutual fund resulting from the purchases and sales of its portfolio stocks over a period of time, conventional funds that have accumulated substantial unrealized capital gains, if they experience net redemptions and do not have sufficient available cash, may be required to make taxable capital gains distributions that are generated by changes in such fund's portfolio. In contrast, the "in-kind" redemption mechanism of DIAMONDS may make them more tax efficient investments under most circumstances than comparable conventional mutual fund shares. As discussed above, the "in-kind" redemption feature of the DIAMONDS Trust tends to lower the amount of annual net capital gains distributions to DIAMONDS Unit holders as compared to their conventional mutual fund counterparts. Since shareholders are generally required to pay income tax on capital gains distributions, the smaller the amount of such distributions, the less taxes that are payable currently. To the extent that the DIAMONDS Trust is not required to recognize capital gains, the DIAMONDS Unit holder is able, in effect, to defer tax on such gains until he sells or otherwise disposes of his shares, or the DIAMONDS Trust terminates. If such holder retains his shares until his death, under current law the tax basis of such shares would be adjusted to their then fair market value.

  Information regarding the secondary market trading activity of DIAMONDS also may be presented over one or more stated time periods, such as for daily, monthly, quarterly or annual periods. DIAMONDS Unit secondary market trading volume information may be compared with similar information relating to other issues trading on the Exchange during the same reporting period. Average daily secondary market trading volume of DIAMONDS may also be reported from time to time. Comparisons of such information during various periods may also be made, and may be expressed by means of percentages.

  Information may also be provided in communications to prospective investors or current Beneficial Owners comparing and contrasting the relative advantages of investing in DIAMONDS as compared to other investment vehicles, such as mutual funds, both on an individual and a group basis (e.g., stock index mutual funds). Such information may include comparisons of costs and expense ratios, expressed either in dollars or basis points, stock lending activities, permitted investments and hedging activities (e.g., engaging in options or futures transactions), and portfolio turnover data and analyses. In addition, such information may quote, reprint or include portions of financial, scholarly or business publications or periodicals, including model allocation schedules or portfolios, as the foregoing relate to the comparison of DIAMONDS to other investment vehicles, current economic, financial and political conditions, investment philosophy or techniques, or the desirability of owning DIAMONDS.

  In addition, information on the performance of DIAMONDS on the basis of changes in price per DIAMONDS Unit with or without reinvesting all dividends and/or any distributions of capital in additional DIAMONDS may be included from time to time in such information. Total return measures the percentage growth in the total dollar value of an investment in DIAMONDS (reflecting dividends and capital appreciation but without provision for any income taxes payable). Average annualized performance will be stated for various periods. Total return figures may also be stated for a period from the Initial Date of Deposit, a date at least twelve months prior to the end of the reporting period or for annual periods for the life of the Trust. Information on the DJIA contained in this Prospectus, as updated from time to time, may also be included from time to time in such material. The performance of the Trust, of the DJIA (provided information is also given reflecting the performance of the Trust in comparison to that DJIA) or both may also be compared to the performance of money managers as reported in market surveys such as SEI Fund Evaluation Survey (a leading data base of tax-exempt funds) or mutual funds such as those reported by Lipper Analytical Services Inc., Money Magazine Fund Watch, Wiesenberger Investment Companies Service, Morningstar Incorporated and Value Line Investment Survey each of which measures performance following their own specific and well-defined calculation measures, or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (indices of stocks traded on the New York and American Stock Exchanges, respectively), S&P 500 Index ( a broad-based index of 500 publicly traded common stocks) or similar measurement standards during the same period of time. In addition to all other sources of comparative information, comparative performance figures published by other funds or money managers may be included from time to time. Information may also be included regarding the aggregate amount of assets committed to index investing generally by various types of investors, such as pension funds and other institutional investors, which currently exceeds $300 billion.

  Information on the relative price performance of DIAMONDS in relation to other securities and/or indices may be represented in the form of "correlation". Correlation is a standard measure of the degree of linear association between two price series, and ranges from minus one hundred percent (-100%) (i.e. perfect negative linear association) to positive one hundred percent (100%) (i.e., perfect linear association).

  One important difference between DIAMONDS and conventional mutual fund shares is that the DIAMONDS are available for purchase or sale on an intraday basis on the American Stock Exchange. An investor who buys shares in a conventional mutual fund will usually buy or sell shares at a price at or related to the closing net asset value per share, as determined by the fund. In contrast, DIAMONDS are not offered for purchase or redeemed for cash at a fixed relationship to closing NAV.

  Information relating to the relative price performance of DIAMONDS may be compared against a wide variety of investment categories and asset classes, including common stocks, small capitalization stocks, long and intermediate term corporate and government bonds, Treasury bills, the rate of inflation in the United States (based on the Consumer Price Index ("CPI") and combinations of various capital markets. Historical returns of these and other capital markets in the United States may be provided by independent statistical studies and sources, such as those provided by Ibbotson Associates of Chicago, Illinois. The performance of these capital markets is based on the returns of different indices. Information may be presented using the performance of these and other capital markets to demonstrate general investment strategies. So, for example, performance of DIAMONDS may be compared to the performance of selected asset classes such as short-term U.S. Treasury bills, long-term U.S. Treasury bonds, long-term corporate bonds, mid-capitalization stocks, foreign stocks and small capitalization stocks and may also be measured against the rate of inflation as set forth in well-known indices (such as the CPI). Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. Performance of DIAMONDS may also be compared to that of other indices or compilations that may be developed and made available to the investing public in the future. Of course, such comparisons will only reflect past performance of DIAMONDS and the investment categories, indices or compilations chosen and no guarantees can be made of future results regarding the performance of either DIAMONDS or the asset classes chosen for such comparisons.

                         DIVIDEND REINVESTMENT SERVICE

  The Trust has made the DTC book-entry Dividend Reinvestment Service (the "Service") available for use by Beneficial Owners through DTC Participants for reinvestment of their cash proceeds. Note that some DTC Participants may not elect to utilize the Service; therefore, after the Service is made available for DIAMONDS, an interested DIAMONDS Unit investor may wish to contact such investor's broker to ascertain the availability of the Service through such broker. Interested Beneficial Owners should also note that each broker may require investors to adhere to specific procedures and timetables in order to participate in the Service and such investors should ascertain from their broker such necessary details. DIAMONDS acquired pursuant to the Service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of DIAMONDS.

  Distributions reinvested in additional DIAMONDS through the Service will nevertheless be taxable dividends to Beneficial Owners to the same extent as if received in cash.

  The Trustee will utilize the cash proceeds of dividends received from all Beneficial Owners participating in reinvestment through the Service to obtain Index Securities necessary to create the requisite number of DIAMONDS at the close of business on each DIAMONDS Unit distribution date. Any cash balance remaining after the requisite number of DIAMONDS has been created will be distributed, on a pro rata basis, to all Beneficial Owners who participated in the Service. Note that brokerage commissions, if any, incurred in obtaining the Index Securities necessary to create additional DIAMONDS with the cash from the distributions will be an expense of the Trust.*

                            ADDITIONAL INFORMATION

  This Prospectus does not include all of the information with respect to the Trust set forth in its registration statement and the exhibits thereto filed with the Commission, under the Securities Act of 1933, and the 1940 Act, to which reference is hereby made. Copies of such documents may be inspected without charge at the Commission's offices at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office after payment of the fees prescribed by the Commission. Such information is also available at the offices of the Sponsor at 86 Trinity Place, New York, New York.
-----------

* It is difficult to estimate the annual dollar amount of brokerage commissions that might be incurred in connection with the Dividend Reinvestment Service during any fiscal year. The Trustee estimates that during fiscal year 1998, the approximate amount of annual brokerage commissions incurred in implementing the Service might be in the range of $0.001 to $0.005 per DIAMONDS Unit. There can be no guarantee that either the size of the Trust or the number of outstanding DIAMONDS will remain constant, or that dividend payments, the cost of brokerage commissions incurred to purchase Index Securities or Beneficial Owner participation will remain the same from year to year.

                           GLOSSARY OF DEFINED TERMS

                                                                            PAGE
                                                                            ----
"Adjustment Amount"........................................................  52
"Adjustment Day"...........................................................  35
"Balancing Amount".........................................................  36
"Beneficial Owners"........................................................  30
"Business Day".............................................................   8
"Cash Component"...........................................................   5
"Cash Redemption Payment"..................................................  53
"Closing Time".............................................................  27
"Code".....................................................................   8
"Commission"...............................................................   5
"Creation Unit"............................................................   1
"Depository Agreement".....................................................  31
"Depository"...............................................................   8
"DIAMONDS".................................................................   1
"DIAMONDS Clearing Process"................................................   6
"DIAMONDS Unit"............................................................   1
"DJIA".....................................................................   1
"Distributor"..............................................................  13
"Dividend Equivalent Payment"..............................................   5
"Dividend Payment Date"....................................................  59
"Dow Jones"................................................................   1
"DTC Cut-Off Time".........................................................  57
"DTC Participants".........................................................  30
"Evaluation Time"..........................................................   2
"Ex-Dividend Date".........................................................  59
"Excess Cash Amounts"......................................................  53
"Exchange".................................................................   1
"Global Security"..........................................................  29
"Index Securities".........................................................   4
"Indirect Participants"....................................................  30
"Initial Date of Deposit"..................................................   3
"License Agreement"........................................................  43
"Mandatory Termination Date"...............................................  12
"NAV Amount"...............................................................  36
"NSCC Business Day"........................................................  15
"NSCC".....................................................................   5
"Participant Agreement"....................................................  28
"Participating Party"......................................................   5
"Portfolio Deposit Amount".................................................  36
"Portfolio Deposit"........................................................   5
"Portfolio"................................................................  23
"Record Date"..............................................................  59
"Request Day"..............................................................  36
"Securities"...............................................................   1
"Service"..................................................................  73
"Sponsor"..................................................................   1
"Transaction Fee"..........................................................   6
"Transmittal Date".........................................................  27
"Trust Agreement"..........................................................   4
"Trust"....................................................................   1
"Trustee"..................................................................   4

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATIONS NOT STATED IN IT, OR IN THE REGISTRATION STATEMENT AND EXHIBITS OF WHICH IT IS A PART, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST, THE SPONSOR OR THE TRUSTEE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, ANY SECURITY OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, SECURITIES IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IN IT IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. HOWEVER, IF ANY MATERIAL CHANGE OCCURS WHILE THIS PROSPECTUS IS REQUIRED TO BE DELIVERED, THIS PROSPECTUS WILL BE AMENDED OR SUPPLEMENTED ACCORDINGLY.

  THE TRUST IS REGISTERED AS A UNIT INVESTMENT TRUST UNDER THE INVESTMENT COMPANY ACT OF 1940. REGISTRATION DOES NOT IMPLY THAT THE TRUST OR DIAMONDS HAVE BEEN GUARANTEED, SPONSORED, RECOMMENDED OR APPROVED BY THE UNITED STATES OR ANY STATE OR ANY AGENCY OR OFFICER THEREOF.

                            ----------------------

  Until February 15, 1998, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus.
                           DIAMONDS(SM) TRUST SERIES 1


                            THE DOW INDUSTRIALS(SM)
                            -----------------------
                             D I A M O N D S (SM)
                            ----------------------
                                   PROSPECTUS

                            ----------------------

                                    SPONSOR
                            PDR SERVICES CORPORATION

                            ----------------------

                             TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
ESSENTIAL INFORMATION.....................................................   2
PROSPECTUS SUMMARY........................................................   4
SPECIAL CONSIDERATIONS AND RISK FACTORS...................................  14
REPORT OF INDEPENDENT ACCOUNTANTS.........................................  19
STATEMENT OF FINANCIAL CONDITIONS.........................................
SCHEDULE OF INVESTMENTS...................................................  22
THE TRUST.................................................................  23
THE PORTFOLIO.............................................................  32
THE DJIA..................................................................  38
LICENSE AGREEMENT.........................................................  43
EXCHANGE LISTING..........................................................  44
TAX STATUS OF THE TRUST...................................................  45
CONTINUOUS OFFERING OF DIAMONDS...........................................  48
EXPENSES OF THE TRUST.....................................................  49
REDEMPTION OF DIAMONDS....................................................  52
VALUATION.................................................................  58
ADMINISTRATION OF THE TRUST...............................................  58
RESIGNATION, REMOVAL AND LIABILITY........................................  65
SPONSOR...................................................................  67
TRUSTEE...................................................................  68
DEPOSITORY................................................................  68
LEGAL OPINION.............................................................  68
INDEPENDENT ACCOUNTANTS...................................................  68
DAILY DIAMONDS UNIT TRADING INFORMATION...................................  68
INFORMATION AND COMPARISONS RELATING TO TRUST, SECONDARY MARKET TRADING,
  NET ASSET SIZE, PERFORMANCE AND TAX TREATMENT...........................  69
DIVIDEND REINVESTMENT SERVICE.............................................  73
ADDITIONAL INFORMATION....................................................  74
GLOSSARY OF DEFINED TERMS.................................................  75

                             JANUARY 14, 1998

                      CONTENTS OF REGISTRATION STATEMENT

This amendment to the Registration Statement on Form S-6 comprises the following papers and documents:

        The facing sheet.

        The cross-reference sheet.

        The prospectus.

        The undertaking to file reports.

        The signatures.

The following exhibits:

        1. Ex.-27 - Financial Data Schedule

        2. Ex.-99.1 - Standard Terms and Conditions of Trust effective January 13, 1998 between PDR Services Corporation, as Sponsor, and State Street Bank and Trust Company, as Trustee, incorporated by reference to Exhibit A (1) to Amendment No. 1 to Form N-8b-2 for File No. 811-9170, including the Form of Certificate of Ownership as Exhibit B thereto.

        3. Ex.-99.A2 - Trust Indenture and Agreement dated January 13, 1998 between PDR Services Corporation, as Sponsor, and State Street Bank and Trust Company, as Trustee.

        4. Ex.-99.A9- Dow Jones License Agreement dated June 5, 1997 among Dow Jones & Company, Inc., the Sponsor and the Trustee, filed on January 14, 1998 with the Secretary of the Securities and Exchange Commission under separate cover.

        5. Ex.-99.A9- Depository Agreement dated January 12, 1998 between the Depository and the Trustee, incorporated by reference to Exhibit No.

           A(9) to Amendment No. 1 to Form N-8b-2 for File No. 811-9170.

        6. Ex.-99.A9- Form of Participant Agreement to be entered into among the Trustee, the Distributor and various Broker-Dealers, as Participants, incorporated by reference to Exhibit No. A(9)(b) to Amendment No. 1 to Form N-8b-2 for File No.811-9170.

        7. Ex.-99.2 - Opinion of Counsel as to legality of securities being registered.

        8. Ex.-99.C1 - Opinion of Counsel as to certain tax aspects of the Trust.

        9. Ex.-99.C2 - Consent of Independent Accountants.

        10. Ex.-A6 - Certificate of Incorporation and By-Laws of PDR Services Corporation, Sponsor, incorporated by reference to Exhibit A(6) to Amendment No. 1 to Form S-6 for the MidCap SPDR Trust, Series 1 filed with the Securities and Exchange Commission on April 27, 1995 (File No. 33-89088).



                              FINANCIAL STATEMENTS
                              --------------------

    1. Statement of Financial Condition of the Trust as shown in the current Prospectus for this series herewith.

    2. Financial Statements of the Depositor:

       PDR Services Corporation - Financial Statements, as part of American Stock Exchange, Inc. current consolidated financial statements incorporated by reference to Form 1-A, amendment No. 312 filed on June 27, 1997.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, DIAMONDS Trust, Series 1, has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of New York, and State of New York, on the 13th
                                                                            ____
day of January, 1998.
       _____________

                                        DIAMONDS TRUST, SERIES 1
                                             (Registrant)

                                        By: PDR Services Corporation
                                               (Depositor)


                                        -----------------------------
                                        Joseph Stefanelli
                                        President

         Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed on behalf of PDR Services Corporation the Depositor by the following persons who constitute a majority of its Board of Directors and by the named persons who are in the following capacities, in the City of New York and State of New York, on the date above indicated.

PDR SERVICES CORPORATION

Name                          Title/Office
----                          ------------

Joseph Stefanelli             President and Director*

Paul Shackford                Treasurer and Director*

Gary Gastineau                Vice President and Director*


                              By

                              ------------------------------
                                 Joseph Stefanelli
                                 Attorney-in-fact*

-------------------------
* Executed copies of the powers of attorney were previously filed with the Securities and Exchange Commission in connection with Registration Statement on July 14, 1997 as Exhibit No. 1.

 ============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 -------------

                                    FORM S-6
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                 -------------

                            PDR SERVICES CORPORATION

                                 -------------

                                    EXHIBITS


 ============================================================================

                                 EXHIBIT INDEX


EXHIBIT NO.                  TITLE OF DOCUMENT
-----------                  -----------------

  1.    Ex.-27 - Financial Data Schedule.

  2. Ex.-99.A1 - Standard Terms and Conditions of Trust effective January 13, 1998 between PDR Services Corporation, as Sponsor, and State Street Bank and Trust Company, as Trustee, incorporated by reference to Exhibit No. A(1) to Amendment No. 1 to Form N-8b-2 for File No. 811-9170, including the Form of Certificate of Ownership as Exhibit B thereto.

  3. Ex.-99.A2 - Trust Indenture and Agreement dated January 13, 1998 between PDR Services Corporation, as Sponsor, and State Street Bank and Trust Company, as Trustee.

  4. Ex.-99.A9- Dow Jones License Agreement dated June 5, 1997 among Dow Jones and Company, Inc., the Sponsor and the Trustee, filed on January 14, 1998 with the Secretary of the Securities and Exchange Commission under separate cover.

  5. Ex.-99.A9- Depository Agreement dated January 12, 1998 between the Depository and the Trustee, incorporated by reference to Exhibit No. A(9) for Amendment No. 1 to Form N-8b-2 for File No. 811-9170.

  6. Ex.-99.A9- Form of Participant Agreement to be entered into among the Trustee, the Distributor and various Broker-Dealers, as Participants, incorporated by reference to Exhibit No. A(9)(b) for Amendment No. 1 to Form N-8b-2 for File No.811-9170.

  7. Ex.-99.2 - Opinion of Counsel as to legality of securities being registered.

  8.    Ex.-99.C1 - Opinion of Counsel as to certain tax aspects of the Trust.

  9.    Ex.-99.C2 - Consent of Independent Accountants.

  10. Ex.-A6 - Certificate of Incorporation and By-Laws of PDR Services Corporation, Sponsor, incorporated by reference to Exhibit A(6) to Amendment No. 1 to Form S-6 for the MidCap SPDR Trust, Series 1 filed with the Securities and Exchange Commission on April 27, 1995 (File No. 33-89088).

                              CONSENT OF COUNSEL

         The consent of counsel to the use of their name in the Prospectus included in this Registration Statement has been set forth in their opinion filed as Exhibit 99.2 to this Registration Statement.

                              -------------------

                       CONSENT OF INDEPENDENT ACCOUNTANTS

         The consent of independent accountants to the use of their name and their report in the Prospectus included in this Registration Statement has been set forth in the document filed as Exhibit 99.C2 to this Registration Statement.